U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2

Pre-Effective Amendment No. 1

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
Corpfin.com, Inc.

(Name of small business issuer in its charter)

Delaware	523110	34-6565596
(State or jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification No.)**

Atlanta Financial Center
3353 Peachtree Road, Suite 942
Atlanta, GA 30326
404-504-9129
(Address and telephone number of principal executive offices

John C. Canouse
Atlanta Financial Center
3353 Peachtree Road, Suite 942
Atlanta, GA 30326
(Name, address and telephone number of agent for service)

Copies to:
Gary B. Wolff, Esq.
747 Third Avenue, 25th Floor
New York, NY 10017
Telephone – 212-644-6446
Facsimile – 212-644- 6498

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price[1]	Amount of registration fee
Common stock, $.001 par value per share	892,000	$1.25	$1,115,000	$294.36

(1)   Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject To Completion, Dated March___, 2002

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

892,000 Shares of

Corpfin.com, Inc.

Common Stock

Corpfin.com, Inc., which is referred to as "Corpfin" throughout this prospectus, is registering 700,000 shares of its common stock that will be issued to eSAFETYWORLD to satisfy Corpfin's obligation under a consulting agreement. eSAFETYWORLD, Inc. is distributing these shares as a dividend to its stockholders of record on the record date of [_____], 2002. The distribution will be pro rata to the eSAFETYWORLD stockholders based on the number of shares owned by each. eSAFETYWORLD stockholders will receive one share of Corpfin common stock for each 4.29 shares of eSAFETYWORLD held. Fractional shares will be rounded to the nearest whole share. eSAFETYWORLD will send Corpfin stock certificates to the eSAFETYWORLD stockholders on or about [_____], 2002. This distribution is taxable as a dividend for federal income tax purposes to the extent that eSAFETYWORLD has current or accumulated earnings and profits. Corpfin will not receive any proceeds from the distribution of the shares.

This prospectus also relates to the resale of 192,000 shares of Corpfin common stock (including 96,000 shares underlying a warrant to purchase 96,000 shares) by the stockholder named under the caption "Selling Stockholder."   The selling stockholder may offer and sell from time to time common stock using this prospectus in transactions:

- on the over-the-counter market or otherwise;

- at market prices, which may vary during the offering period, or at negotiated prices; and

- in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, or otherwise.

The selling stockholder will receive all of the proceeds from the sale of the 192,000 shares and will pay all underwriting discounts and selling commissions relating to the sale of the shares.

Corpfin has an accumulated deficit of $2,983,348 at December 31, 2001. There currently is no public market for the shares of Corpfin common stock, and neither eSAFETYWORLD nor Corpfin can assure that a trading market will develop. Corpfin is applying to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "CPFN" effective at the time of the distribution. In September 2001, Corpfin sold 96,000 shares of its common stock to an unrelated party for $1.25 per share, as adjusted by a 1 for 2.5 reverse split. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement.

The ownership of Corpfin common stock involves significant risks. See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March [__], 2002.

You should rely on the information contained in this document. No person is authorized to give information that is not contained in this document. This information is correct only as of the date set forth on the cover page, regardless of the time of the delivery of this prospectus.

Until [_____], 2002 (90 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

eSAFETYWORLD, the selling stockholder and any broker-dealers that participate in the Distribution of the shares are deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933. Any compensation received and any profits realized by eSAFETYWORLD, the selling stockholder or such broker-dealers may be considered underwriting discounts and commissions under the Securities Act.

Stockholders of eSAFETYWORLD with inquiries related to the Distribution should contact R. Bret Jenkins, the Chief Financial Officer of eSAFETYWORLD, at 80 Orville Drive, Bohemia, NY 11716. eSAFETYWORLD's telephone number is 631-244-1454.

Table of Contents

[Summary](#).. 6
[Risk Factors](#)... 9
[Forward-Looking Statements](#)... 12
[The Distribution](#)... 12
[Relationship of eSAFETYWORLD and Corpfin Before and After the Distribution](#) 16
[Use of Proceeds](#).. 16
[Dividend Policy](#) 16
[Capitalization](#)... 17
[Corpfin's Business](#) 18
[Management's Discussion and Analysis of Results of Operations and Financial Condition](#) 23
[Description of Corpfin's Capital Stock](#).. 30
[Securities of Certain Beneficial Owners and Management](#) 33
[Quoting And Trading Of Corpfin Common Stock](#)... 34
[Certain Relationships and Related Transactions](#).. 37
[Selling Stockholder](#) 39
[Legal Matters](#) 41
[Experts](#) 41
[Available Information](#) 41
[Index to Financial Statements](#) 43

Summary

The following is a summary of certain information contained in this document. While this summary provides an accurate description of all material information included in this document, it is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this document. The summary also addresses various questions that you may have about the pro rata distribution to eSAFETYWORLD stockholders of 700,000 shares of Corpfin common stock by eSAFETYWORLD. We refer to this distribution in this document as the "Distribution."

Why You Were Sent This Document

eSAFETYWORLD sent you this document because you were an owner of eSAFETYWORLD common stock on [_____], 2002. Holders of record of eSAFETYWORLD common stock, as of the close of business on [_____], 2002, will be entitled to receive a pro rata distribution of one share of Corpfin for every 4.29 shares of eSAFETYWORLD common stock held. No action is required on your part to participate in the Distribution, and you are not required to pay cash or other consideration to receive your Corpfin shares. No stockholder approval of the Distribution is required or sought. eSAFETYWORLD is not asking you for a proxy, and you are requested NOT to send a proxy to eSAFETYWORLD.

Summary of Corpfin's Business

Corpfin is a Delaware corporation incorporated in April 1999 and is a licensed broker-dealer. We specialize in arranging private placements and other financings for public companies. We also provide a limited range of other corporate finance functions, including business consulting services. Except for our officers, directors and their families, we do not conduct any retail brokerage activities. All of our revenues come and will continue to come from our investment banking and corporate finance activities. Our principal source of fees will come from commissions associated with completed financings and to a lesser extent from commissions on trading activities and fees derived from consulting services.

We use our website on the Internet, located at www.Corpfin.com, and the contacts of our senior management to identify opportunities and potential investors.

All share and per share amounts reflected in this prospectus give retroactive effect to a 2.5 to 1 reverse stock split declared on February 7, 2002.

Our corporate office is located at Atlanta Financial Center, 3353 Peachtree Road, Suite 942, Atlanta, GA 30326 , and our telephone number is 404-504-9129.

Q1: What is the Distribution?

A: The Distribution is the method by which eSAFETYWORLD will distribute shares held by it in Corpfin resulting in Corpfin becoming a publicly-held company with approximately 1,000 shareholders. Following the completion of the Distribution, Corpfin will comply with the periodic filing requirements of the Securities Exchange Act of 1934.

This means that shareholders will have access to unaudited quarterly financial information and audited financial information at the conclusion of each fiscal year.

According to the terms of the Distribution, eSAFETYWORLD will distribute to its stockholders, as of the close of business on [_____], 2002, in a dividend, one share of Corpfin common stock for every 4.29 shares of eSAFETYWORLD common stock held on [_____], 2002. Of the shares distributed by eSAFETYWORLD, 35.7% will be distributed to shareholders who are considered affiliates of eSAFETYWORLD by virtue of their status as officers or directors, and the remainder will be distributed to shareholders who are not considered affiliates of eSAFETYWORLD. No shares are being distributed to affiliates of Corpfin.

eSAFETYWORLD received the shares being distributed in consideration for consulting services. The principal services provided involve eSAFETYWORLD assisting us in developing our ability to provide consulting and corporate finance services to clients. Corpfin has agreed to pay eSAFETYWORLD an aggregate of 700,000 shares of Corpfin's common stock in compensation for these services.

There is currently no trading market for Corpfin's shares, and no assurances can be given that a trading market will ever develop for the shares.

Q2: Why is eSAFETYWORLD effecting the Distribution?

A: eSAFETYWORLD is effecting the Distribution because it believes that the Distribution may result in an increase in the value of Corpfin common stock and provide potential value to eSAFETYWORLD's stockholders because it may provide stockholders with a source of liquidity. In addition, more investors may be interested in making an investment in a public company rather than in a private company.

Q3: What is the tax effect of the Distribution?

A: Dividends and distributions received are taxable as ordinary income for federal income tax purposes pursuant to Section 311 of the Internal Revenue Code provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of Corpfin's shares will be established by trading that develops immediately after the Distribution with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. In September 2001, Corpfin sold 96,000 shares of its common stock to an unrelated party for $1.25 per share, as adjusted by a 1 for 2.5 reverse split. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

Q4: What will eSAFETYWORLD stockholders receive in the Distribution?

A: In the Distribution, eSAFETYWORLD stockholders will receive one share of Corpfin common stock for every 4.29 shares of eSAFETYWORLD common stock they own on [_____], 2002. Immediately after the Distribution, eSAFETYWORLD's stockholders will still own their shares of eSAFETYWORLD common stock. Shares of eSAFETYWORLD common stock will represent stockholders' interests in the business of eSAFETYWORLD, and shares of Corpfin common stock that stockholders receive in the Distribution will represent their interests in the Corpfin business.

Q5: **What happens to eSAFETYWORLD shares after the Distribution?**

A: After the Distribution, shares of eSAFETYWORLD common stock will continue to represent ownership of the businesses of eSAFETYWORLD and will continue to be quoted under the ticker symbol "SFTY."

Q6: **What does an eSAFETYWORLD stockholder need to do now?**

A: eSAFETYWORLD stockholders do not need to take any action. The approval of the eSAFETYWORLD stockholders is not required to effect the Distribution, and eSAFETYWORLD is not seeking a proxy from any stockholders. eSAFETYWORLD stockholders should not send in their eSAFETYWORLD share certificates to effect the Distribution. eSAFETYWORLD stockholders will automatically receive their shares of Corpfin common stock shortly following the Distribution.

Corpfin summary financial data

A summary of our financial history follows:

| | Year ended December 31, | |
	2000	2001
Revenues	$ 478,726	$ 273,570
Expenses	1,620,069	1,279,785
Net loss	(1,141,343)	(1,006,215)
Loss per share	$(0.06)	$(0.05)

Note – Nonrecurring revenue of $40,000 in 2000 and $80,000 in 2001 resulted from transactions with related parties.

A summary of balance sheet information follows:

	December 31, 2000	December 31, 2001
Total current assets	$ 319,143	$ 170,477
Total assets	560,292	248,280

Total liabilities	83,876	8,079
Total shareholders' equity	476,416	240,201

Risk Factors

In addition to the information contained elsewhere in this document, you should carefully read the following risk factors related to Corpfin and the Distribution.

Recipients of the Distribution will incur an income tax liability that they will have to pay regardless of whether a trading market for our shares develops.

Dividends and distributions received are taxable as ordinary income for federal income tax purposes provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of Corpfin's shares will be established by trading that develops immediately after the Distribution with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. In September 2001, Corpfin sold 96,000 shares of its common stock to an unrelated party for $1.25 per share, as adjusted by a 1 for 2.5 reverse stock split. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

Corpfin is in the early stages of its development and anticipates operating losses. Our history is too limited for you to make meaningful conclusions about our chances to succeed.

Corpfin was incorporated in April 1999. Since inception, we have devoted a substantial portion of our activities to developing a business plan. Therefore, our operating history is insufficient to use as a determinant of our future performance and prospects. Corpfin cannot be certain that its business strategy will be successful or that it will ever be able to realize profitable operations. Furthermore, we believe that it is probable that we will incur operating losses and negative cash flow for the foreseeable future. These factors could cause us to cease operations before we reach profitability.

Corpfin has incurred significant operating losses, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

Corpfin has an accumulated deficit of $2,983,348 as of December 31 , 2001. Our auditors included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2001 describing conditions that raise substantial doubt about Corpfin's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the effects of this uncertainty. No assurances can be given that Corpfin will generate sufficient revenue to continue as a going concern.

Corpfin will need financing which may not be available. If the financing is not available, we are unlikely to be able to implement our business strategy successfully.

All of our activities have been funded by our founding shareholders. These shareholders do not have an obligation or commitment to make further investments. Corpfin has not established any other source of equity or debt financing. Corpfin will require financing to implement its strategic plan and maintain compliance with the capital requirements imposed on us by the regulators. There can be no assurance that financing will be available or found. If Corpfin is unable to obtain financing, we will not be able to generate profitable activities and may cease operations.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations. You will not be asked to vote on these decisions.

We have no committed source of financing. We may attempt to use noncash consideration to satisfy obligations or pay for needed services. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions may result in material dilution of the ownership interests of existing shareholders. Shareholder consent for these actions will not be sought unless required by law or our governing documents.

The Rearden Trust has complete control over all shareholder votes.

Following the completion of the Distribution, The Rearden Trust will own approximately 69% of our outstanding common stock. Therefore, The Rearden Trust will be able to control all votes of stockholders and elections of members of the board of directors. John Canouse, our chief executive officer, president, and chairman, is a beneficiary of The Rearden Trust.

The trading price of Corpfin common stock is likely to be subject to significant fluctuations.

There can be no assurance as to the prices at which the Corpfin common stock will trade on or after the Distribution date. Until the Corpfin common stock is fully distributed and an orderly market develops in the Corpfin common stock, if ever, the price at which our stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for the Corpfin common stock will be determined in the marketplace and may be influenced by many factors, including:

- the depth and liquidity of the market for Corpfin common stock,

- developments affecting the business of Corpfin generally and the impact of those factors referred to below in particular,

- investor perception of Corpfin, and

- general economic and market conditions.

No assurance can be given that an orderly trading market will ever develop for our stock. In any event, there is no relationship between the Distribution and the development of a trading market of any kind. If a trading market does not develop, you may be unable to sell your shares or may receive an insignificant amount for the shares.

Corpfin common stock has no prior trading market or liquidity. There are no assurances that a market will ever develop.

Prior to the date of this document, there has not been any established trading market for Corpfin common stock. Application will be made to quote the shares of Corpfin common stock on the OTCBB under the symbol "CPFN." Corpfin cannot predict the likelihood of the application being accepted. If the application is accepted, Corpfin cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, Corpfin's common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of Corpfin's actual operating performance. This volatility and lack of liquidity might keep you from reselling your shares at or above the price on the Distribution date if such a price is set by a market maker.

We are subject to extensive regulation. Noncompliance with regulations could result in our being closed down, fined or both.

Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state level by various regulatory agencies which are charged with protecting the interests of customers. Self-regulatory organizations such as the National Association of Securities Dealers, Inc., known as the "NASD," and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules and regulations could result in:

- fines,

- suspension,

- industry expulsion, or

- criminal prosecution.

Certain regulatory bodies perform audits or other procedures to ensure compliance with their rules and regulations. Our failure to comply with regulations could result in the termination of our business.

We operate in a very litigious industry. Therefore, we are more likely to be involved in litigation than are companies in other industries.

Many aspects of our business involve substantial risks of potential liability and regulatory enforcement by state and federal regulators. In recent years, there has been an increasing incidence of litigation involving participants in the securities industry. Underwriters and agents are subject to substantial potential liability for material misstatements and omissions in prospectuses and other communications relating to financing transactions. Claims by dissatisfied clients for fraud, mismanagement and breach of fiduciary duty are regularly made against broker-dealers. The cost of defending litigation could have a material adverse effect on our ability to reach profitable operations.

Forward-Looking Statements

This document and other materials filed or to be filed by eSAFETYWORLD or Corpfin with the Securities and Exchange Commission, referred to as the "SEC," as well as information included in oral statements or other written statements made or to be made by eSAFETYWORLD and Corpfin, contain statements that are "forward-looking." These statements appear in a number of places in this document and include, but are not limited to, all statements relating to plans for future growth and other business development activities, as well as capital expenditures, financing sources and the effects of regulation and competition, the terms of the Distribution and all other statements regarding the intent, plans, beliefs or expectations of Corpfin, as well as its respective directors or officers. Words like "expects," "anticipates," "intends," "plans" and similar expressions also identify forward-looking statements.

Stockholders and readers are cautioned that such forward-looking statements are not assurances of future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements.

The Distribution

Introduction

On March ___, 2002, the board of directors of eSAFETYWORLD approved a plan to distribute 700,000 shares of common stock of Corpfin to be issued to eSAFETYWORLD pursuant to the consulting agreement with Corpfin to all holders of outstanding eSAFETYWORLD common stock. On the date of this prospectus, the eSAFETYWORLD board of directors formally declared a dividend payable to each holder of record of eSAFETYWORLD common stock of one share of Corpfin common stock for every 4.29 shares of eSAFETYWORLD common stock held as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of Corpfin common stock in connection with the Distribution.

On or about the Distribution date following receipt of the shares of Corpfin from Corpfin, eSAFETYWORLD will deliver the shares of Corpfin common stock to be distributed to the Distribution agent for transfer and distribution to the holders of record of eSAFETYWORLD common stock as of the close of business on the record date. The Distribution is expected to be made on or about [_____], 2002.

Shares of Corpfin common stock distributed to eSAFETYWORLD stockholders will be freely transferable, except for shares of Corpfin common stock received by persons who may be deemed to be "affiliates" of Corpfin under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of Corpfin after the Distribution generally include individuals or entities that control, are controlled by or are under common control with Corpfin, and may include senior officers and directors of Corpfin, as well as principal stockholders of Corpfin. Persons who are affiliates of Corpfin following the Distribution will be permitted to sell their shares of Corpfin common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 issued under the Securities Act.

Reasons for the Distribution

On June 1, 2001, eSAFETYWORLD signed an agreement to provide certain general business and management consulting services to Corpfin. The principal services provided involve eSAFETYWORLD assisting us in developing our ability to provide consulting and corporate finance services to clients. Corpfin has agreed to pay eSAFETYWORLD an aggregate of 700,000 shares of Corpfin's common stock in compensation for these services.

In agreeing to assist Corpfin, eSAFETYWORLD considered the following key factors:

- eSAFETYWORLD's management team has developed significant expertise that it believed could be applied to other companies and industries;

- eSAFETYWORLD retains its strong liquidity compared to its projected requirements, so it was appropriate to consider non-cash consideration for the services to be provided;

- eSAFETYWORLD believed that Corpfin's strategic plan has strong potential if executed effectively; and

- eSAFETYWORLD might maximize the long-term financial return to its stockholders by obtaining stock in Corpfin and distributing it to its stockholders.

Based on these considerations, eSAFETYWORLD agreed to accept an aggregate of 700,000 shares of Corpfin common stock in consideration for the principal consulting services that it is providing. These 700,000 shares constitute approximately 3.5% of the issued and outstanding common stock of Corpfin at February 28, 2002 . eSAFETYWORLD now proposes to distribute these 700,000 shares to the eSAFETYWORLD stockholders, pro rata in proportion to the number of shares of eSAFETYWORLD held by each. Accordingly, the eSAFETYWORLD stockholders will receive one share of Corpfin common stock for each 4.29 shares of eSAFETYWORLD held by them.

eSAFETYWORLD believes that the Distribution of Corpfin shares and the resulting creation of a publicly-held corporation may offer the stockholders of eSAFETYWORLD greater liquidity than if the shares received by eSAFETYWORLD were retained by it. In addition, the Distribution will result in Corpfin becoming a publicly-held company with equity securities that could be used in its compensation programs and to facilitate potential alliances.

Form of transaction

At the time of the Distribution, eSAFETYWORLD will hold 700,000 shares of Corpfin's common stock, which will represent approximately 3.5% of the total number of Corpfin's shares of common stock outstanding.

The Distribution is the method by which eSAFETYWORLD will distribute these 700,000 shares of Corpfin to its stockholders resulting in Corpfin becoming a publicly-held company. After the Distribution, stockholders of eSAFETYWORLD will continue to own their shares in eSAFETYWORLD and the Corpfin shares distributed to them.

eSAFETYWORLD, the selling stockholder and any broker-dealers that participate in the Distribution or sale of the shares are deemed to be statutory "underwriters" within the meaning of Section 2(11) of the Securities Act.   eSAFETYWORLD has advised us that it will comply with the prospectus delivery requirements that apply to a statutory underwriter in connection with the distribution of our shares as a dividend to its stockholders. Further, eSAFETYWORLD has acknowledged to us that it is familiar with the anti-manipulation rules of the SEC, including Regulation M under the Securities Exchange Act of 1934. These rules apply to sales by eSAFETYWORLD, the selling stockholder and any broker-dealers that participate in the Distribution or sale of the shares in the market, following the creation of a public market, if such a market ever develops.

With certain exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in an applicable distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. The foregoing restrictions may affect the marketability of our common stock.

Manner of effecting the Distribution

The Distribution will be made on the Distribution date to holders of record of eSAFETYWORLD common stock at the close of business on the record date. Based on the 3,000,000 shares of eSAFETYWORLD common stock outstanding as of January 31, 2002, the

Distribution will consist of one share of Corpfin common stock for each 4.29 shares of eSAFETYWORLD held. eSAFETYWORLD will not deliver scrip evidencing a fractional share or pay any related amount to a stockholder who would be entitled to a fractional share.

Prior to the Distribution date, eSAFETYWORLD will deliver the shares of Corpfin common stock to be distributed to the Distribution agent. The Distribution agent will mail, on or about the Distribution date, certificates representing the shares of Corpfin common stock to eSAFETYWORLD stockholders of record as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of Corpfin common stock in connection with the Distribution.

Holders of eSAFETYWORLD common stock will not be required to pay for shares of Corpfin common stock received in the Distribution, or to surrender or exchange certificates representing shares of eSAFETYWORLD common stock in order to receive shares of Corpfin common stock. No stockholder approval of the Distribution is required or sought. eSAFETYWORLD is not asking you for a proxy and you are requested NOT to send a proxy to eSAFETYWORLD.

In order to be entitled to receive shares of Corpfin common stock in the Distribution, eSAFETYWORLD stockholders must be stockholders at the close of business on the record date.

Federal income tax consequences of the Distribution

Each eSAFETYWORLD stockholder receiving shares of Corpfin common stock in the Distribution will be considered to have received a taxable distribution in an amount equal to the fair market value of Corpfin common stock received provided that eSAFETYWORLD has current or accumulated earnings and profits. At December 31, 2001, eSAFETYWORLD did not have earnings and profits. If eSAFETYWORLD does have earnings and profits on the Distribution date, the Distribution will result in:

- a dividend to the extent of such stockholder's pro rata share of eSAFETYWORLD's current and accumulated earnings and profits;

- a reduction in such stockholder's basis in eSAFETYWORLD common stock to the extent the amount received exceeds such stockholder's share of earnings and profits until such basis equals zero, and

- a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the amount treated as a reduction of the stockholder's basis in eSAFETYWORLD common stock. Any gain of this type will generally be capital gain if the eSAFETYWORLD common stock is held as a capital asset on the Distribution date.

The fair market value of Corpfin's shares will be established by trading that develops immediately after the Distribution with respect to such shares. However, the Distribution is taxable even if a trading market for the shares never develops. In September 2001, Corpfin sold 96,000 shares of its common stock to an unrelated party for $1.25 per share. There can be no assurances that this price will in any way reflect the price at which our shares will trade after the effectiveness of this registration statement. eSAFETYWORLD stockholders should consult their own advisors as to the specific tax consequences of the Distribution, including the application and effect of foreign, state and local tax laws.

Legal matters

Corpfin is not involved in any litigation or legal proceedings.

Relationship of eSAFETYWORLD and Corpfin Before and After the Distribution

Prior to the Distribution, eSAFETYWORLD shall be issued approximately 3.5% of the issued and outstanding common stock of Corpfin, which it will have received as consideration for entering into a consulting agreement to provide Corpfin with strategic planning and management consulting services as well as administrative support services.

After the Distribution, eSAFETYWORLD will not own any shares of the outstanding shares of Corpfin, and Corpfin will be a publicly-held company with approximately 1,000 shareholders. Corpfin will not have any ownership interest in eSAFETYWORLD, and no one will hold management positions with or be a director of both companies.

Use of Proceeds

We will receive no proceeds from the resale of the common stock by the selling stockholder, and we are paying all expenses in connection with this registration statement. However, we will receive proceeds from the exercise, if any, by Harbour Nominees, Ltd. and other beneficial owners of the warrant to purchase 96,000 shares at an exercise price of $1.25 per share. We intend to use the proceeds described above for working capital and general corporate purposes.

Dividend Policy

The payment and level of cash dividends by Corpfin after the Distribution will be subject to the discretion of the board of directors of Corpfin. Corpfin currently intends to retain future earnings, if any, for the development of our business and does not anticipate paying cash dividends in the foreseeable future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of Corpfin, as well as regulatory requirements. Corpfin has not paid any dividends during the two-year period ended December 31, 2001.

Capitalization

At December 31, 2001, Corpfin had total capitalization of $240,201. The following table sets forth the capitalization of Corpfin at December 31, 2001 and is qualified in its entirety by the financial statements of Corpfin and other information contained elsewhere in this document. See "Risk Factors."

| | December 31, 2001 | |
	Actual	As Adjusted (2)
Long-term debt	$ -	$ -
Shareholders' equity:		
Convertible preferred stock, Series A, $.001 par value; 35 shares authorized, 20 issued and outstanding	-	-
Convertible preferred stock, Series B, $.001 par value: 2,500,000 shares authorized, 1,500,000 issued and outstanding	1,500	1,500
Convertible preferred stock, Series C, $.001 par value; 1,000 shares authorized, 250 issued and outstanding	-	-
Common stock, $.001 par value; authorized – 95,000,000 shares; issued and outstanding 20,924,294 shares (actual) (1) and 21,064,294 shares (as adjusted) (2)	20,924	21,064
Additional paid-in capital	3,201,165	3,241,025
Accumulated deficit	(2,983,388)	(3,023,388)
Total shareholders' equity	$ 240,201	$ 240,201

(1) On September 28, 2001, we issued a warrant to an unrelated party entitling the holder to purchase 96,000 shares of our common stock at $1.25 per share. The value of these warrants was nominal based on the strike price relative to the fair value of the stock.

On October 10, 2001, we granted stock options to purchase 1,000,000 shares of our common stock at an exercise price of $1.25 per share. Options awarded under these grants vest beginning May 1, 2002 according to the following schedule: 1/3 on May 1, 2002, 1/3 on May 1, 2003, and 1/3 on May 1, 2004. The option period is not to exceed five years from the date of the grant. Options are subject to adjustment to reflect stock splits.

The As Adjusted Column above does not assume the exercise of these options and warrant.

(2) Adjusted to reflect the issuance of 140,000 common shares with a $0.001 par value per share at a fair value of $40,000, the negotiated value of services received, with a corresponding increase to additional paid-in capital. The accumulated deficit has also been adjusted to reflect the $40,000 of consulting expenses associated with the eSAFETYWORLD agreement.

Corpfin's Business

Corpfin.com, Inc. was incorporated in Delaware on April 26, 1999. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and are a member of the National Association of Securities Dealers, Inc.

We specialize in arranging private placements and other financings for public companies. We also provide a limited range of other corporate finance functions, including business consulting and merger and acquisition services. Except for our officers, directors and their families, we do not conduct any retail brokerage activities. All of our revenues come and will continue to come from our investment banking and corporate finance activities. Our principal source of fees will come from commissions associated with completed financings and to a lesser extent from commissions on trading activities and fees derived from consulting services.

Our initial business strategy involved utilizing the Internet to identify prospective security issuers and investors. In July 1999, we engaged a third party provider to design and develop a website. The website became operational in January 2000 at a cost of approximately $227,000.

During the fourth quarter of 1999, we initiated a marketing and public relations program to make potential securities issuers and investors aware of our company. The cost of this program was approximately $325,000. In January 2001, we terminated our relationship with the public relations firm.

During the first quarter of 2001, we expanded our focus by also relying on traditional methods of seeking business to supplement our Internet strategy. In addition to our Internet strategy, we now contact potential issuers and investors directly by telephone or personal meetings. These potential issuers and investors are either those currently in our client database or referrals from other broker-dealers and professional firms, fellow participants in industry trade shows and meetings, and contacts made through unsolicited sales calls. At the same time, we started to offer financial consulting services.

In addition to introducing investors to issuers, we now offer our clients services relating to financings and other transactions, including, but not limited to, assistance with planning, analyzing and forecasting long-term financial outlook and needs, with locating, arranging, analyzing, negotiating and obtaining debt and equity resources, and with capital market and investor relations matters. We also assist our clients with marketing, public relations, acquisitions, strategic planning and business opportunities by introducing them to a network of sector-specific professionals including retail broker-dealers, institutional fund managers, analysts, merger and acquisition specialists, investor/shareholder relations firms and media communications experts.

The principal form of investment that we arrange is a discretionary drawdown facility. A discretionary drawdown facility involves an agreement between an issuer and an investor under which the issuer has a put option to issue shares of its common stock to the investor on a weekly or monthly basis. The number of shares that can be put to the investor is generally linked to the average number of shares of the issuer's shares that trade each day. Most of the facilities arranged by us do not require any minimum level of shares to be sold and do not require the issuer to pay any upfront fees. We do not realize any commissions until shares are actually sold.

We are currently registered as a broker-dealer in all states except Minnesota and Missouri.

Our trading and retail operations are regulated by the NASD. The NASD places various restrictions and limitations on the operations of member firms, subject to revision based on the NASD's experience with each firm. Under our current membership agreement, we are required to:

- maintain a minimum net capital balance of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(ii); and

- clear all transactions on a fully disclosed basis through our clearing firm and not hold customer funds or safekeep customer securities. We have a clearing agreement with Fiserv Securities, Inc.

The agreement permits us to conduct business as a:

- broker or dealer retailing corporate equity or debt securities, including NASDAQ Smallcap and Bulletin Board securities;

- trader for securities in a proprietary account;

- agent for the private placement of securities on a "best efforts" basis; and

- market maker in a maximum of five securities.

As we indicated earlier, we currently do not engage in any retail brokerage activities, except for our officers, directors and their families, or make markets in any securities. We may make markets for securities in the future but have no plans to engage in further retail brokerage activities.

General Transaction Approach

Investor Process

A potential investor would follow the following procedures when accessing our website:

Register an account with Corpfin - Potential investors complete a template, online or with a hardcopy. For due diligence purposes, we require summary information on the investor. Increasingly, we are identifying and soliciting potential investors directly. These two approaches combine to develop our database of investors.

Receive a response from Corpfin - A compliance officer reviews the submitted information and we generally respond to the potential investor within two business days.

Issuer contacts potential investors – We will provide issuers with a list of investors who appear to meet their needs. In many cases, we provide the issuers with information about market conditions and make them aware of the terms which will typically be present in the types of financings sought. We then introduce the issuers to potential investors, either directly or by giving the issuer the information to permit them to contact investors themselves.

Complete the transaction - Once the terms between the issuer and the investor have been agreed upon, the transaction and documentation is completed offline. The closing will take place through an escrow account established by us with the Bank of New York. We receive a commission from the issuer based on the proceeds actually received. In general, we do not receive fees for obtaining or introducing commitments.

Issuing Company Process

Issuing companies are publicly-traded companies seeking financing.

Register an account with Corpfin - This is done by completing our account form template located on our website. Our "Privacy Policy" is included online and explains how we handle all confidential information and materials that we receive.

Receive a response from Corpfin - All account applications are reviewed by our employees, and we generally respond to applicants within two business days.

Review profiles of potential investors - We provide issuers with an investor list. The list is edited to include the sources that appear to best correspond with their needs. The issuer is able to view some profile information on potential investors. The information that we provide to the issuers is from the template completed during the registration process. Starting in early 2001, we have been providing much of this information at meetings with issuers.

Opportunity alert - When an issuer decides that an investor fits their needs, they may contact the investor directly with an investment opportunity or one of our representatives will contact the potential investor to describe the proposal or opportunity. Our representatives assist in the discussions involving terms of the transaction if asked to do so by the issuer.

Complete the transaction - Once the terms between the issuer and the investor have been agreed upon, the transaction and documentation are completed offline. The closing will take place through an escrow account established by us with the Bank of New York. Corpfin charges a commission to the issuer that generally ranges from 6 to 10% of the gross proceeds received.

Broker-Dealer Process

We also assist broker-dealers using a process similar to that for issuing companies. Broker-dealers may register on our website or deal with one of our representatives directly in order to obtain assistance in completing their deals. We also seek issuer referrals from broker-dealers.

Government Regulation

The SEC is the federal agency responsible for the administration of the federal securities laws. Corpfin is registered as a broker-dealer with the SEC. Much of the regulation of broker-dealers has been delegated to self-regulated organizations, principally the NASD and national securities exchanges such as NASDAQ. These self-regulatory organizations adopt rules (subject to approval by the SEC) that govern the industry and conduct periodic examinations of our operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. We are currently registered as a broker-dealer in 48 states and the District of Columbia.

Broker-dealers are subject to regulation covering all aspects of the securities business, including sales method, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure of securities firms, record-keeping and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may directly affect the mode of operation and profitability of broker-dealers. The SEC, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers.

Certain regulatory bodies perform audits or other procedures to ensure compliance with their rules and regulations. We do not have any open issues relating to NASD audits; however, no assurances can be given that future audits will not result in adverse findings.

The SEC and other regulatory bodies are also scrutinizing the terms of private placements to public entities and similar transactions, in part, because they involve issuing shares at a discount to market. In many instances, the share prices of issuers that have entered into these types of transactions have seriously eroded. In addition, some of these transactions have resulted in litigation brought by the issuer. These transactions are also frequently the subject of articles in the financial press. Our business may be adversely affected if the SEC imposes rules that make completing these types of transactions more difficult in the future.

Net Capital Requirements

As a registered broker-dealer and a member firm of the NASD, we are subject to the SEC's net capital rule. The net capital rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition.

Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the commission and other regulatory bodies and ultimately may require its liquidation. The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment or payment in respect of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than the specified percentage (120%) of the minimum net capital requirement.

Corpfin is required to maintain minimum net capital of 6.67% of aggregate indebtedness or $100,000, whichever is greater. On December 31, 2000, Corpfin had aggregate indebtedness of $83,876 and its net capital, as defined, was $184,376, which exceeded requirements by $84,376. On December 31, 2001, Corpfin had aggregate indebtedness of $8,079 and its net capital, as defined, was $134,502, which exceeded requirements by $34,502.

Competition

All aspects of our business are highly competitive. We compete or will compete directly with numerous other securities brokers and dealers, investment banking firms, life insurance sales agencies, investment advisors, leveraged buyout firms, venture funds and, indirectly for investment funds, with commercial banks. Many of our competitors have substantially greater capital and other resources than do we. Some commercial banks and thrift institutions also offer securities brokerage services and many commercial banks offer a variety of investment banking services. Competition among financial services firms also exists for investment representatives and other personnel.

The securities industry has become considerably more concentrated and more competitive in recent years as numerous securities firms have either ceased operation or have been acquired by or merged into other firms. In addition, companies not engaged primarily in the securities business, but having substantial financial resources, have acquired leading securities firms. These developments have increased competition from firms with greater capital resources than those of Corpfin. Furthermore, numerous commercial banks have petitioned the Board of Governors of the Federal Reserve System for permission to enter into various new business activities from which they are currently barred, such as underwriting certain mortgage-backed and municipal revenue securities and securities backed by consumer loans. Various legislative proposals, if enacted, would also permit commercial banks to engage in such activities. Ultimately, these developments or other developments of a similar nature may lead to the creation of integrated financial service firms that offer a broader range of financial services.

The securities industry has experienced substantial commission discounting by broker-dealers competing for institutional and individual brokerage and investment banking business, including many offering deeply discounted commission rates on the Internet.

We plan on competing in this marketplace by:

- offering products that best serve the needs of small public companies;

- providing advice that assists small public companies to succeed;

- negotiating competitive and fair fee arrangements;

- providing services on a timely basis; and

- taking advantage of our senior management's contacts in the financial community.

No assurances can be given that we will be successful in implementing our plan.

Facilities

In April 2000, we entered into a non-cancelable lease for 2,903 square feet of office space in Atlanta, GA. The lease calls for rental payments of $84,071 in 2002 and $64,788 for the period ending September 30, 2003, the expiration date of the lease.

Employees

At December 31, 2001, Corpfin had seven employees, none of whom is covered by a collective bargaining agreement.

Corpfin's business strategy is heavily dependent upon the knowledge and business contacts of its key employees and consultants. We presently do not have employment agreements executed with any members of management or key employees. If Corpfin were to lose the services of its current officers or the consulting services of Jimmy B. Holton, it is unlikely that we would be able to implement our business plan and reach profitable operations

Management's Discussion and Analysis of Results of Operations and Financial Condition

Corpfin has had limited operating activities since its inception.

Revenue from referral fees and commissions earned on securities placement transactions are recognized upon payment and are normally paid within three business days after transactions are completed.

Commissions earned on securities trading and execution transactions for brokerage clients are recognized at the time of settlement. Our clearing firm normally pays these commissions 10 to 20 days after the close of the calendar month in which settlement is made.

For the year ended December 31, 2000, our revenue totaled $478,726. Of this amount, $428,000 (89%) was received from two clients. An additional 8% of the revenue ($40,000) was earned as a referral fee from J.P. Carey Enterprises, Inc., an affiliated company.

For the year ended December 31, 2001, total net revenue was $273,570. Commission revenue from securities placement transactions totaled $57,500 (21%) and revenue from securities trading and execution transactions for brokerage clients totaled $124,945 (46%). In addition, we earned $80,000 of non-recurring revenue for the sale of a customer database to J.P. Carey Enterprises, Inc., an affiliated company, and $21,933 for technical systems support from Technest, Inc., another affiliated company. We also incurred securities trading losses of $14,413 during the period and earned interest income of $3,605.

We do not anticipate receiving, nor have any agreements for, additional referrals in the future from affiliated companies. However, we believe that the experience received from successful completion of the three transactions noted above benefits us by providing us with creditable referrals.

We do not anticipate any future sale of databases or other customer lists or expect to provide technical support to affiliated companies.

 For the year ended December 31, 2000, employee compensation was $679,500 or 42% of total expense. For the same period, advertising expense totaled approximately $364,000 or approximately 23% of total expenses. The amount for advertising included approximately $254,000 for advertising agency services and approximately $106,000 for website operations and hosting. These represented approximately 16% and 7%, respectively, of total expense. Total professional fees were approximately $86,800, which included legal fees of $55,900 and accounting fees of $22,800. These represented approximately 4% and 2%, respectively, of total expense. Travel expense was $87,000 primarily resulting from company participation in industry trade shows. Office and furniture rental expense totaled $98,000.

For the year ended December 31, 2001, the substantial portion of our expenses related to compensating employees (47%), professional services (22%), and depreciation and amortization (11%). Total expense declined from $1,620,069 for the year ended December 31, 2000 to $1,279,785 for the year ended December 31, 2001, due to reductions in salary and compensation expense of $82,542, advertising expense of $281,074, website hosting expense of $72,175, travel and entertainment expense of $59,243, licenses and registration expense of $17,319, and insurance expense of $8,401. Company staffing was reduced from eight to seven persons at December 31, 2000 and 2001, respectively. These cost reductions were partially offset by a net increase in professional services expense of approximately $199,000. Legal expenses declined by approximately $55,000. Accounting service expenses increased by approximately $23,000. In addition, we recorded expense of $160,000 for consulting services under an agreement with eSAFETYWORLD, described elsewhere in this prospectus.

We have a net operating loss carryforward of approximately $3,000,000 at December 31, 2001 which is available to reduce future federal income tax liabilities. No benefit has been recognized in our financial statements for this loss carryforward because its realization is not reasonably assured. In order to utilize the loss carryforward we must generate sufficient taxable income, of which there are no assurances. Unless we are able to generate revenue sufficient to achieve an operating profit, we will not receive a benefit from the loss carryforward.

Liquidity

To date, all of Corpfin's financial resources have been provided by its founding investors, who do not have an obligation to provide additional funds. Corpfin does not have any credit facilities or other commitments for debt or equity. No assurances can be given that financing will be available if necessary. We believe that current market conditions may make discretionary drawdown lines of credit or a similar equity infusion the most probable facility that may be available if our common stock begins to trade at sufficient volumes. Drawdowns under those types of facilities, if one can be obtained at all, will likely be at a price that will reflect a discount to the market value of our shares. However, no assurances can be given that we will be successful in obtaining an equity facility or any other form of investment.

For the year ended December 31, 2000 we used cash of $1,006,649 in operations. Compensation and benefit disbursements represented $679,515 or 60% of this total. Cash paid for professional advertising services totaled $255,626 or 25% of cash used in operations. Other advertising related payments, primarily operation of the company's website, used $103,823 or 10% of cash used in operations. We also made $147,000 in non-operating disbursements. This included $35,000 of restricted cash balances for a brokerage operating account at our clearing firm, $67,000 deposited with our landlord as part of the office lease, and $45,000 paid for an interest-bearing note of an affiliated company.

For the year ended December 31, 2001 we used net cash of $626,678 in operations. Compensation and benefit disbursements represented $436,973 or 70% of cash used in operations, and disbursements for rents totaled $89,854 or 14%. Professional services disbursements included $66,500 (11% of cash used in operations) for consultants and $50,531 (8% of cash used in operations) for accounting services.

At December 31, 2001, we had unrestricted cash of $104,682. Without additional capital contributions or the realization of revenue from projects-in-process, we will only be able to continue operations on a month-to-month basis. This capital would be requested from our founding shareholders but they are under no obligation to provide it, and we have no other sources of committed debt or equity financing.

New accounting pronouncements

No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on Corpfin's financial position or results of operations.

Corpfin's Management

Corpfin's management and directors consist of:

Name	Age	Title
John C. Canouse	37	Chief executive officer, chairman and president
Jimmy B. Holton	37	Director
Jimmie N. Carter	55	Executive vice president and chief financial officer
Jose A. Auffant	33	Executive vice president, secretary and director

John C. Canouse has served as chief executive officer, chairman and president of Corpfin since our inception. Mr. Canouse also serves as senior vice president of J.P. Carey, Inc., a full service international asset management and investment banking firm located in Atlanta, Georgia where he has been employed since 1996. Mr. Canouse also serves as a director of Lecstar Communications Group, Crystal Insights, Inc. and Designeroutlet.com, Inc. From April 1990 until January 1996, Mr. Canouse was employed at International Assets Advisory Corporation, an investment banking firm located in Orlando, Florida specializing in the foreign securities markets with a focus on European bonds and emerging market equities. Mr. Canouse graduated with a BA degree in Business Administration from Stetson University. Mr. Canouse will devote 50 percent of his time to us.

Jimmy B. Holton became a director of and an independent consultant to Corpfin in February 2001. Prior thereto, he was an executive vice president of Continental Capital & Equity Corp., an investor relations and public relations firm located in Longwood, FL from January 1993 to February 2001. Mr. Holton holds a BA degree from the University of Georgia. Mr. Holton's consulting arrangement calls for annual fees of $160,000 for which he makes and will make his business contact base available to us and leads our business development program and efforts.

Jimmie N. Carter became executive vice president and chief financial officer of Corpfin in November 1999. Mr. Carter also serves as the chief financial officer for J.P. Carey, Inc. and J.P. Carey Securities, Inc. From April 1999 to November 1999, Mr. Carter was the chief financial officer for Argent Securities, Inc. From January 1997 to April 1999, Mr. Carter was a controller for Bristol Hotel, Inc. From January 1995 to January 1997, Mr. Carter was the president of Eau Gallie Development Company. Mr. Carter received an MBA from Temple University and a BS degree from Florida State University. Mr. Carter will devote 90 percent of his time to us.

Jose A. Auffant became executive vice president and secretary of Corpfin in May 2000 and elected director in April 2001. Mr. Auffant also serves as the general counsel for J.P. Carey, Inc. and Secretary of Technest Holdings, Inc. and Technest.com, Inc. From 1997 to 2000, Mr. Auffant was associated with Winston & Strawn, a Chicago, Illinois based law firm, in its corporate department. Mr. Auffant received a Juris Doctorate degree from Emory University School of Law and a BA degree from Stetson University. Mr. Auffant will devote 90 percent of his time to us.

Other Key Employees

Joseph P. Tabback became our executive vice president and trading manager in December 2000. Mr. Tabback has over 20 years of experience, trading for such firms as Shearson American Express (n/k/a Lehman Brothers) and S.G. Warburg Investment Bank (n/k/a UBS Warburg LLC). Prior to joining us, Mr. Tabback was the trading manager for J.P. Carey Securities, Inc. from 1998 to 2000. From May 1991 through December 1997, Mr. Tabback was vice president and trading manager for International Assets Advisory Corporation. Mr. Tabback received a B.A. degree in Economics from Rutgers University.

Janet L. Thompson has served as our chief compliance officer since our inception and became our executive vice president in October 2001. Ms. Thompson also serves as chief compliance officer of J.P. Carey Securities, Inc., an international investment banking firm located in Atlanta, Georgia. Ms. Thompson was formerly a senior compliance officer with Cambridge Investment Research, Inc., an independent broker/dealer in Iowa. Prior to such position, she served as an assistant vice president and compliance operations manager at INVEST Financial Corporation, a full service broker-dealer based in Tampa, Florida. Ms. Thompson has over 16 years of securities brokerage experience with concentrations in compliance and back office operations, and holds the NASD Series 7, 24, 53 and Series 63 licenses. Ms. Thompson received an associate degree from St. Leo College.

Board of directors

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. Corpfin has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board.

All directors will be reimbursed by Corpfin for any expenses incurred in attending directors' meetings provided that Corpfin has the resources to pay these fees. Corpfin has officers and directors liability insurance providing for $1,000,000 in coverage with a $25,000 retention.

Committees of the board of directors

Concurrent with the Distribution, the Corpfin board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees.

Stock option plan

Corpfin has a stock option plan that expires in 2011 and enables Corpfin to grant incentive stock options and nonqualified stock options for up to an aggregate of 3,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options may be granted on terms determined by the board of directors or a committee appointed by the board of directors.

We granted options for 1,000,000 shares of common stock on October 10, 2001, as adjusted for the reverse stock split of 1 for 2.5 shares of common stock. These options are excercisable at $1.25, will be further adjusted for stock splits, and vest 33% on May 1, 2002 and an additional 33% on each of the two anniversary dates thereafter.

Stock Compensation

On October 10, 2001, we granted 560,000 shares of our common stock to key members of management and recognized compensation expense associated with these grants of $160,000.

Executive compensation

The following table sets forth for the last two fiscal periods the annual and long-term compensation earned by, awarded to or paid to each person who served as a chief executive officer of Corpfin during these periods:

| | | | | | Long Term Compensation | | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year Ended Dec 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restric ted Stock Award(s) ($)	Securiti es Underlyi ng Options/ SARs (#)	LTIP Payou ts ($)	All Other Compen- Sation ($)
John C. Canouse	2001	$0	-	-	-	-	-	-
	2000	$68,650	-	-	-	-	-	-
	1999	$0	-	-	-	-	-	-
Gregory D. Miller	2001	$12,500	-	-	-	-	-	
	2000	$150,000	-	-	-	-	-	-
	1999	$62,500	-	-	-	-	-	(5) $38,991
Jimmie N. Carter	2001	(1)	-	-	-	(4)	-	(6) $22, 857

	2000	(2)	-	-	-	-	-	-
	1999	(3)	-	-	-	-	-	-
Jose A. Auffant	2001	(1)	-	-	-	(4)	-	(7) $57,143
	2000	(2)	-	-	-	-	-	-
	1999	(3)	-	-	-	-	-	-
Joseph P. Tabback	2001	(1)	-	-	-	(4)	-	(8) $22,857
	2000	(2)	-	-	-	-	-	-
	1999	(3)	-	-	-	-	-	-
Janet L. Thompson	2001	(1)	-	-	-	(4)	-	-
	2000	(2)	-	-	-	-	-	-
	1999	(3)	-	-	-	-	-	-

(1) Collectively Messrs. Carter, Auffant, Tabback and Ms. Thompson were paid $156,950 in 2001.

(2) Collectively Messrs. Carter, Auffant, Tabback and Ms. Thompson were paid $113,075 in 2000.

(3) Collectively Messrs. Carter, Auffant, Tabback and Ms. Thompson were paid $25,000 in 1999.

(4) The following table shows options granted to the named executives in October 2001. These options will vest 33% beginning May 1, 2002 and each of the two anniversary dates thereafter. Option grants have been adjusted to reflect the reverse stock split of 1 for 2.5 shares of common stock effective February 7, 2002. Currently there is no public market for the shares of common stock.

Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Years	Exercise or Base Price ($/Share)	Expiration Date
Jimmie N. Carter	150,000	15.00%	$1.25	October 10, 2006
Jose A. Auffant	150,000	15.00%	$1.25	October 10, 2006
Joseph P. Tabback	150,000	15.00%	$1.25	October 10, 2006
Janet L. Thompson	100,000	10.00%	$1.25	October 10, 2006

(5) Other Compensation includes $9,000 in housing rental, $1,050 healthcare premium reimbursement, and $28,941 in commuting and temporary living allowances.

(6) Other Compensation includes the estimated value of 80,000 shares of restricted common stock. Currently there is no public market for the stock.

(7) Other Compensation includes the estimated value of 200,000 shares of restricted common stock. Currently there is no public market for the stock.

(8) Other Compensation includes the estimated value of 80,000 shares of restricted common stock. Currently there is no public market for this stock.

Conflicts of interest

Many of our key personnel are not required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Each officer and director is, so long as he is an officer or director, subject to the restriction that all opportunities contemplated by our plan of operation that come to his or her attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

Description of Corpfin's Capital Stock

Introduction

Corpfin is authorized to issue 95,000,000 shares of common stock. In addition, we are authorized to issue 35 shares of Series A preferred stock, 2,500,000 shares of Series B preferred stock and 1,000 shares of Series C preferred stock. All shares have a par value of $.001. As of February 28, 2002, there were 19 holders of Corpfin stock.

Preferred stock

Series A preferred shares have a par value of $.001 and are convertible into common shares at a conversion rate that would equal 4% of the total issued and outstanding common stock at the time of conversion on a fully diluted basis (a ratio of 1 to 47,334 at February 28, 2002. Series A preferred shares have antidilution rights that result in the holders maintaining, collectively, a 4% interest on a common stock equivalency basis.

Series B preferred shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1.

Series C preferred shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1,000.

Series A, B and C preferred shares are nonvoting. Series A preferred shares bear no dividend, while Series B and C preferred shares bear dividends at an annual rate of 1% of the subscription price when and if declared by the board of directors and are noncumulative. All preferred shares have liquidation preferences relative to common shares. The holders of each series of preferred shares have the right to convert all, but not less than all, of the shares of each respective series of preferred shares into common stock at any time. All preferred shares automatically convert into common shares concurrent with the effectiveness of a registration statement prepared in connection with an underwritten public offering.

Common stock

There are 21,064,294 shares of common stock issued and outstanding at February 28, 2002 held by 19 shareholders. The Distribution itself will have no impact on the number of shares issued and outstanding since it involves the distribution of shares that will already have been issued prior to the Distribution Date.. The holders of Corpfin common stock:

- have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

On September 28, 2001, an unrelated third party agreed to purchase a total of 96,000 shares of our common stock at a price of $1.25 per share for an aggregate purchase price of $120,000. That investor also received a warrant to purchase up to an additional 96,000 shares of our common stock at a price of $1.25 per share. The warrant expires at the close of business on September 28, 2006. In lieu of exercising this warrant, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share. If our shares are traded in a public market, the fair market value of the shares shall be the average closing price of the shares reported for the ten business days immediately before holder delivers its Notice of Exercise to us. If the shares are not traded in a public market, our board of directors shall determine fair market value in its reasonable good faith judgment.

We also have granted options to purchase 1,000,000 shares of our common stock to key executives.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if Corpfin's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of Corpfin, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of Corpfin to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Corpfin by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Corpfin's management and possibly deprive the stockholders of opportunities to sell their shares of Corpfin common stock at prices higher than prevailing market prices.

No preemptive rights

No holder of any class of stock of Corpfin authorized at the time of the Distribution will have any preemptive right to subscribe to any securities of Corpfin of any kind or class.

Indemnification and limitation of liability for directors and officers

The Corpfin Certificate of Incorporation, as amended, provides that Corpfin shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Delaware. The Corpfin Certificate of Incorporation, as amended, also provides that a director of Corpfin shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Delaware Law as the law exists or may be amended in the future.

Corpfin has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Corpfin will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

Transfer agent

Standard Registrar & Transfer Company, Inc. has been appointed as the transfer agent and registrar for Corpfin's common stock effective with the Distribution. The transfer agent's address is 12528 South 1840 East, Draper, Utah 84020, and its telephone number is 801-571-8844.

Securities of Certain Beneficial Owners and Management

The following table sets forth information known to it regarding beneficial ownership of Corpfin's common stock at the date of this prospectus by:

- each person known by it to own, directly or beneficially, more than 5% of Corpfin's common stock,

- each of Corpfin's executive officers and directors, and

- all of Corpfin's officers and directors as a group.

Except as otherwise indicated, Corpfin believes that the beneficial owners of the common stock listed below, based on information furnished by the owners, have sole investment and voting power over the shares and do not own or have been granted options, warrants or other convertible securities which give the owners or holders a right to acquire beneficial ownership within sixty days from the date of this prospectus.

Name [1]	*Number of shares*	*Percent Held*
John C. Canouse [2]	16,515,156	69%
Jimmy B. Holton	200,000	1%
Jimmie N. Carter	80,000	[4]
Jose A. Auffant	200,000	1%
Joseph P. Tabback	80,000	[4]
Janet L. Thompson	-	-
The Rearden Trust [2]	16,435,156	69%
Cache Capital (USA) L.P.	2,772,785 [3]	12%
Directors and officers as a group (6 persons) [2]	17,075,156	72%

1. The address for all officers and directors is Atlanta Financial Center, 3353 Peachtree Road, NE, Suite 942, Atlanta, GA 30326.

2. The Rearden Trust is the Canouse Family trust. Its address is 3rd Floor, Murdoch House, South Quay, Douglas, Isle of Man, IM15AS and the executor is City Trust, Ltd. John C. Canouse, our president, chief executive officer and chairman, is a beneficiary of The Rearden Trust and The Four Life Trust, which collectively hold 69.4% of our outstanding common stock on a fully diluted basis. Mr. Canouse may be deemed beneficial owner of these shares.

3. Includes 1,958,400 shares of common stock, 15 shares of series A preferred stock convertible into 714,385 shares of common stock and 100 shares of series C preferred stock convertible into 100,000 shares of common stock.

4. Ownership percentage is less than 1%.

Quoting And Trading Of Corpfin Common Stock

Prior to the date of this document, there has not been any established trading market for Corpfin common stock. Application will be made to quote the shares of Corpfin common stock on the OTCBB under the proposed symbol "CPFN." There can be no assurance as to the prices at which the Corpfin common stock will trade on or after the Distribution date. Until the Corpfin common stock is fully distributed and an orderly market develops, if ever, in the Corpfin common stock, the price at which it trades may fluctuate significantly. Prices for the Corpfin common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of Corpfin common stock, developments affecting the businesses of Corpfin generally, including the impact of the factors referred to in "Risk Factors," investor perception of Corpfin and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Shares of Corpfin common stock distributed to eSAFETYWORLD stockholders will be freely transferable, except for shares of Corpfin common stock received by persons who may be deemed to be "affiliates" of Corpfin under the Securities Act of 1933. Persons who may be deemed to be affiliates of Corpfin after the Distribution generally include individuals or entities that control, are controlled by or are under common control with Corpfin, and may include senior officers and directors of Corpfin, as well as principal stockholders of Corpfin. Persons who are affiliates of Corpfin following the Distribution will be permitted to sell their shares of Corpfin common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 issued under the Securities Act.

If securities are sold for the account of an affiliate, the amount of securities sold, together with all sales of restricted and other securities of the same class for the account of the person deemed an affiliate within the preceding three months, shall not exceed the greater of

- one percent of the shares or other units of the class outstanding, or

- the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice, or

- the average weekly volume of trading in such securities reported through the consolidated transaction reporting system during the four-week period.

Corpfin will apply to have its shares of common stock quoted and traded on the OTCBB. At the time of the Distribution of the stock to the eSAFETYWORLD stockholders, it cannot give any assurances as to whether it will be successful in having its shares listed on the OTCBB.

Penny stock restrictions

Until Corpfin's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to Corpfin, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

- the basis on which the broker or dealer made the suitability determination and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to be included and maintain a listing on the Nasdaq SmallCap Market, a company must meet the following requirements:

Requirements	Initial Listing	Continued Listing
Net tangible assets[1]	$4 million	$2 million
	Or	Or
Market capitalization	$50 million	$35 million
	Or	Or
Net income (in latest fiscal year or 2 of last 3 fiscal years)	$750,000	$500,000
Public float (shares)[2]	1 million	500,000
Market value of public float	$5 million	$1 million
Minimum bid price	$4	$1
Market makers	3	2
Shareholders (round lot holders)[3]	300	300
Operating history[4]	1 year	N/A
	Or	Or
Market capitalization	$50 million	
Corporate governance	Yes	Yes

_____

(1) For initial or continued listing, a company must satisfy one of the following to be in compliance: the net tangible assets requirement (the term "net tangible assets" means total assets, excluding goodwill, minus total liabilities), the market capitalization requirement or the net income requirement.
(2) Public float is defined as shares that are not held directly or indirectly by any officer or director of the issuer and by any other person who is the beneficial owner of more than 10% of the total shares outstanding.
(3) Round lot holders are considered holders of 100 shares or more.
(4) If operating history is less than one year, initial listing requires market capitalization of at least $50 million.

There are no assurances that Corpfin will ever meet the minimum listing requirements of Nasdaq, or that its common stock will be accepted for quotation on Nasdaq even if it does meet the minimum requirements.

General market risks

There is no public market for Corpfin's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of Corpfin's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. Corpfin's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for our common stock.

The market price for Corpfin's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control, including the following:

- actual or anticipated variations in quarterly operating results;

- announcements by Corpfin or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel;

- sales or issuances of additional shares of common stock; and

- potential litigation or regulatory matters.

The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of Corpfin's common stock, regardless of Corpfin's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect Corpfin's stock price.

The sale or availability for sale of a substantial number of shares of Corpfin's common stock in the public market subsequent to the Distribution, pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 17,075,156 shares of common stock currently held by Corpfin's management are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of Corpfin's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning Corpfin.

Corpfin has 95,000,000 authorized shares of common stock. At February 28, 2002 the board of directors, without stockholder approval, could issue up to 73,935,706 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.

Certain Relationships and Related Transactions

Consulting arrangements

On June 1, 2001, Corpfin engaged eSAFETYWORLD to provide Corpfin with strategic planning and management consulting services. The principal services provided involve eSAFETYWORLD assisting us in developing our ability to provide consulting and corporate finance services to clients. Corpfin has agreed to pay eSAFETYWORLD an aggregate of 700,000 shares of Corpfin's common stock in compensation for these services. The negotiated value of the services was $200,000. eSAFETYWORLD has no other affiliation or relationship with us.

Jimmy B. Holton, one of our directors, performs consulting services for us relating principally to our business development efforts and programs. We pay Mr. Holton a fee of $160,000 per year for these services. Mr. Holton commenced services in February 2001. We do not have a written agreement with him. The loss of his services would have a material negative impact on our business.

Other

John C. Canouse, our president, chief executive officer and chairman, is a beneficiary of The Rearden Trust and The Four Life Trust, which collectively hold 69.4% of our outstanding common stock on a fully diluted basis.

In March 2001, we sold our client database to J.P. Carey Enterprises, Inc. for $80,000. J.P. Carey Enterprises, Inc. is owned and managed by Joseph C. Canouse, who is also a beneficiary of The Rearden Trust and The Four Life Trust, which collectively hold 69.4% of our outstanding common stock on a fully diluted basis. As there was no accounting basis in the asset sold, the transaction resulted in revenue and a gain of $80,000.

We share the services of several employees with J.P. Carey Enterprises, Inc. and J.P. Carey Securities, Inc. and compensate these employees based on their percentage of service to us. J.P. Carey Securities, Inc., like J.P. Carey Enterprises, Inc., is owned and managed by Joseph C. Canouse.

During the year ended December 31, 2001, we earned certain trading commissions on trades made by employees and family members of affiliated companies totaling $124,945.

During 2000, we earned fee income from Lecstar Communication Corporation in the amount of $168,000. John C. Canouse, our president, chief executive officer and chairman is also a director of Lecstar.

From September 1999 through March 2000, we assumed a sublease, between Eurolink, Inc., as sublessee, and RealEstate.com, Inc., as sublessor, from Eurolink for office space. Eurolink is owned by Joseph C. Canouse, who is also a beneficiary of The Rearden Trust and The Four Life Trust, which collectively hold 70.2% of our outstanding common stock on a fully diluted basis.

Selling Stockholder

This prospectus relates to the resale of 192,000 shares of Corpfin common stock by the selling stockholder, Harbour Nominees, Ltd., a company formed under the laws of the Isle of Man. On September 28, 2001, Harbor Nominees, an unrelated third party, purchased a total of 96,000 shares of our common stock at a price of $1.25 per share for an aggregate purchase price of $120,000. That investor also received a warrant to purchase up to an additional 96,000 shares of our common stock at a price of $1.25 per share. The warrant expires at the close of business on September 28, 2006. In lieu of exercising this warrant, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share. If our shares are traded in a public market, the fair market value of the shares shall be the average closing price of the shares reported for the ten business days immediately before holder delivers its Notice of Exercise to us. If the shares are not traded in a public market, our board of directors shall determine fair market value in its reasonable good faith judgment.

The following table provides certain information concerning the resale of shares of common stock by the selling stockholder and assumes that all shares offered by the selling stockholder will be sold. Corpfin will not receive any proceeds from the resale of the common stock by the selling stockholder.

	Common Stock				
	Beneficially Owned Before Offering (2)		Number to be	Beneficially Owned After Offering	
Selling Stockholder	Number	Percent	Sold	Number	Percent
Harbor Nominees Ltd. (1)..........................	192,000	0.9%	192,000	--	--
				--	--
Total...	192,000	0.9%	192,000		

(1) Harbor Nominees address is 3rd Floor, Murdoch House, South Quay, Douglas, Isle of Man, IM15AS, and its managing director is Andrew Thomas.
(2) Includes 96,000 shares underlying an unexercised warrant.

The selling stockholder may from time to time offer any or all of its shares in one or more of the following transactions (which may include block transactions):

- in the over-the-counter market;

- through short sales of shares;

- in negotiated transactions other than in such markets;

- by pledge to secure debts and other obligations;

- in connection with the writing of nontraded and exchange-traded put and call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

- in any combination of any of the above transactions.

The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The selling stockholder may compensate broker-dealers in the form of commissions, discounts or selling concessions. The broker-dealers may also receive compensation from any purchaser of the shares for whom the broker-dealers acts as agent or to whom it sells as a principal.

The selling stockholder may also resell all or a portion of its shares in open market transactions in reliance on Rule 144 under the Securities Act, as long as it meets the criteria and complies with the requirements of that rule.

The selling stockholder has advised Corpfin that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares, and Corpfin does not intend to enter into any arrangement with any underwriter or coordinating broker-dealer with respect to sales of the shares by the selling stockholder.

The selling stockholder and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholder will be required to comply with the prospectus delivery requirements of the Securities Act and applicable provisions of and regulations under the Exchange Act that may limit the timing of sales of shares.

Corpfin is required to pay all costs, expenses and fees incident to the registration of the shares, excluding fees and disbursements of counsel to the selling stockholder, and the selling stockholder is required to pay any brokerage commissions or similar selling expenses incurred by it in connection with the sales of its shares.

As used in this prospectus, "selling stockholder" includes donees, pledges, transferees or other successors-in-interest who are selling shares they received after the date of this prospectus from a selling stockholder named in this prospectus as a gift, pledge, partnership distribution or other nonsale-related transfer.

Upon being notified by a selling stockholder that the selling stockholder has entered into a material arrangement with a broker-dealer for the sale of the selling stockholder's shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required by Rule 424(b) under the Securities Act, disclosing certain information about the arrangement and the sale of the shares involved. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.

Legal Matters

Gary B. Wolff, P.C., New York, NY, counsel to Corpfin, has rendered an opinion that the common stock of Corpfin to be distributed to the stockholders of eSAFETYWORLD and to be sold by the selling shareholder is legally issued, fully paid and nonassessable under Delaware law.

Experts

The financial statements of Corpfin.com, Inc. at December 31, 2001 and for the years ended December 31, 2000 and 2001, appearing in this Registration Statement have been audited by Feldman Sherb & Co., P.C., independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Available Information

Corpfin has filed with the SEC a registration statement on Form SB-2 with respect to the shares of Corpfin common stock to be received by the stockholders of eSAFETYWORLD in the Distribution. This document does not contain all of the information set forth in the registration statement on Form SB-2 and the exhibits thereof, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other documents referred to herein are not necessarily complete. With respect to each such contract, agreement or other documents filed as an exhibit to the registration statement, reference is made to that exhibit and each statement shall be deemed qualified in its entirety by that reference. The registration statement and the exhibits thereto may be inspected as follows:

- by writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

- from the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy documents and other information regarding issuers that file electronically with the SEC.

Reports of Corpfin

After the Distribution, Corpfin will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, to file reports, proxy statements and other information with the SEC.

After the Distribution, the reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above and obtained by mail from the SEC as described above.

Additionally, Corpfin will be required to provide annual reports, containing audited financial statements, to its stockholders in connection with its annual meetings of stockholders.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 31, 2002 we received a letter of resignation from iour former independent accountants, Ernst & Young LLP, dated January 22, 2002. On February 05, 2002 we engaged our current auditors, Feldman Sherb & Co., P.C. During our two most recent fiscal years and any subsequent interim periods preceding the date of resignation, there were no disagreements between the Company and our former independent accountants on any matters relating to accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of the former independent accounts, would have caused them to make reference to the subject matter of the disagreement in their report.

Index to Financial Statements

	Page
AUDITED FINANCIAL STATEMENTS:	
Report of Independent Auditors	45
Balance Sheet	46
Statements of Operations	47
Statements of Shareholders' Equity	48
Statements of Cash Flows	49
Notes to Financial Statements	50

Report of Independent Auditors

The Shareholders
Corpfin.com, Inc.

We have audited the accompanying balance sheet of Corpfin.com, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corpfin.com, Inc. at December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Corpfin.com, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/Feldman Sherb & Co., P.C.
Feldman Sherb & Co., P.C.
Certified Public Accountants

February 7, 2002
New York, New York

Corpfin.com, Inc.
Balance Sheet
December 31, 2001

Assets

Current assets:

Cash	$	104,682
Restricted cash		35,000
Advances to employees		22,395
Accounts receivable		2,900
Prepaid insurance		5,500
Total current assets		170,477
Furniture and equipment, net		14,501
Capitalized software, net		15,092
Other assets		48,210
Total assets	$	248,280

Liabilities and shareholders' equity

Current liabilities:

Accounts payable and accrued expenses	$	8,079
Total current liabilities		8,079

Shareholders' equity:

Convertible preferred stock, Series A, $.001 par value; 35 shares authorized, 20 issued and outstanding		-
Convertible preferred stock, Series B, $.001 par value; 2,500,000 shares authorized, 1,500,000 issued and outstanding		1,500
Convertible preferred stock, Series C, $.001 par value; 1,000 shares authorized, 250 issued and outstanding		-
Common stock, $.001 par value; 95,000,000 share authorized, 20,924,294 issued and outstanding		20,924
Additional paid-in capital		3,201,125
Accumulated deficit		(2,983,348)
Total shareholders' equity		240,201
Total liabilities and shareholders' equity	$	248,280

See accompanying notes to financial statements
Corpfin.com, Inc

Statements of Operations

Year Ended December 31,

	2000	2001
Revenues:		
Fee income and commission		
(Related party transactions 2000 - $168,000; 2001 $142,445)	$ 478,336	$ 168,032
Other income (related party transactions 2001 - $80,000)	-	101,933
Interest income	390	

3,605

Total revenue

478,726

273,570

Expenses:

Compensation and benefits

679,515

596,973

Advertising expense

364,069

6,201

Depreciation and amortization

144,448

142,452

Communication

33,856

36,221

Occupancy and equipment

4,516

1,516

Insurance

24,046

15,646

Other

20,765

15,998

Rent

98,342

89,854

Professional fees

86,804

285,939

Licenses and registrations

47,850

30,531

Travel and entertainment

87,460

28,217

Data processing

28,398

30,237

Total expenses

1,620,069

1,279,785

Net loss
$
  (1,141,343)
$
  (1,006,215)

Net loss per share - basic and diluted
$
     (0.06)
$
     (0.05)

Weighted average number of common shares outstanding

- basic and diluted

  19,442,434

  19,789,165

Corpfin.com, Inc.
Statements of Cash Flows

	Year Ended December 31,	
	2000	2001
Operating activities:		
Net loss	$ (1,141,343)	$ (1,006,215)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	144,448	142,452
Stock received for services	-	(17,500)
Trading losses on stock received for services	-	14,392
Common stock issued for services	-	320,000
Changes in operating assets and liabilities:		
Accounts receivable – commissions	-	(2,900)
Advances	-	(22,395)
Other assets	(78,599)	21,285
Accounts payable and accrued expenses	68,845	(75,797)
Net cash used in operating activities	(1,006,649)	(626,678)
Investing activities:		
Software development costs	(144,364)	-
Purchases of furniture and equipment	(21,213)	-
Proceeds from sale of marketable securities	-	3,108
Notes receivable from affiliate	(45,000)	45,000
Net cash used in investing activities	(210,577)	48,108
Financing activities:		
Proceeds from the sale of common stock	100,000	370,000

Proceeds from the sale of preferred stock		750,000		-
Restricted cash		(35,000)		-
Capital contributions		-		80,000
Net cash provided by financing activities		815,000		450,000
Decrease in cash		(402,226)		(128,570)
Cash, beginning of year		635,478		233,252
Cash, end of year	$	233,252	$	104,682

Supplemental disclosure of cash flow information:

Cash paid for interest and taxes	$	-	$	-
Noncash capital contributions	$	52,466	$	-

See accompanying notes to financial statements

h

Statement of Changes in Shareholders' Equity

	Common Stock		Convertible Preferred Stock A		Convertible Preferred Stock B		Converti Preferred St	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	
Balance, December 31, 1999	19,400,000	$ 19,400	20	$ -	1,000,000	$ 1,000	-	$
Issuance of common stock	108,294	108	-	-	-	-	-	
Issuance of preferred stock	-	-	-	-	500,000	500	250	
Net loss	-	-	-	-	-	-	-	
Balance, December 31, 2000	19,508,294	19,508	20	-	1,500,000	1,500	250	
Issuance of common stock	296,000	296	-	-	-	-	-	
Common stock issued for services	1,120,000	1,120	-	-	-	-	-	
Capital contributions	-	-	-	-	-	-	-	
Net loss	-	-	-	-	-	-	-	
Balance, December 31, 2001	20,924,294	$ 20,924	20	$ -	1,500,000	$ 1,500	250	$

Corpfin.com, Inc.
Notes to Financial Statements

December 31, 2000 and 2001

1. Business and Basis of Presentation

Corpfin.com, Inc. (the "Company") is a registered broker/dealer providing public companies with an opportunity to raise capital through the sale of equity positions in the private market. The Company was organized to perform the transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers, and more referrals through other firms and individuals in the securities business. The Company is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999.

Basis of Presentation

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time. The Company will have to obtain additional capital or generate additional revenue in order to continue operations. In December 2001, the Company filed a registration statement with the Securities and Exchange Commission to register 892,000 shares of its common stock and intends to apply to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market under the symbol "CPFN" The registration statement is currently in the comment period of the registration process. The Company will not realize proceeds from any of the shares covered in the Registration Statement. When the registration process is completed, the Company's management has indicated it will seek additional to raise capital through the sale of securities. However, the Company's management has indicated that if it is unable to successfully register its securities with the Securities and Exchange Commission and it is unable to generate additional revenue in the near future, the Company may cease operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions during the preparation of financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also affect the reported amounts of net income or loss during the period. Actual results could differ from these estimates and assumptions.

Revenue Recognition

Individual security transactions and the related commission income are recorded on a trade date basis. Revenue from consulting services and other income producing activities are recognized as the services are performed.

Restricted Cash

The Company is required to keep a $35,000 deposit with a clearing broker. This restricted cash has been segregated on the balance sheet.

Property and Depreciation

Office equipment is carried at cost and depreciated using accelerated and straight-line methods over their estimated useful lives of three to five years.

Capitalized Software

Costs associated with the development and maintenance of the website are accounted for in accordance with the AICPA Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". Costs totaling $226,564 were capitalized through the years ended December 31, 2000 and 2001, respectively. Such costs are being amortized on a straight-line basis over a period of two years. Accumulated amortization at December 31, 2000 and 2001 was $106,220 and $211,472.

Impairment of Long-Lived Assets

The Company evaluates the recoverability and carrying value of its long-lived assets at each balance sheet date, based on guidance issued in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Among other factors considered in such evaluation is the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. Accordingly, the Company believes that there has been no impairment of its long-lived assets as of December 31, 2001.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred in accordance with AICPA Statement of Position 93-7 "Reporting on Advertising Costs."

Income Taxes

The Company has incurred an operating loss of $1,141,343 and $1,006,215 during the years ended December 31, 2000 and 2001 and has no state or federal income tax obligation.

The Company has no significant deferred tax effects from temporary differences that give rise to deferred tax assets and deferred tax liabilities for the year ended December 31, 2001 other than net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $3,000,000 at December 31, 2001, which will expire in years beginning in 2019. No tax benefit has been recorded related to the net operating loss, as a full valuation allowance has been recorded against the approximate net deferred tax asset of $1,200,000 related to these carryforwards.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2000 and 2001 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Earnings per share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion No. 2*5, "Accounting For Stock Issued To Employees."* In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting For Stock-Based Compensation,"* the Company adopted the pro forma disclosure requirements of SFAS 123.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

2.   Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is not expected to have a material effect on the Company's financial position or operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

3.   Property and Equipment

At December 31, 2001 property and equipment consisted of the following:

	Useful Life		
Furniture	5 Years	$	1,829
Telephone equipment	5 Years		19,990
Computer equipment	3 Years		68,150
			89,969
Accumulated depreciation			75,468
		$	14,501


Corpfin.com, Inc.
Notes to Financial Statements (continued)


4.   Shareholders' Equity

The outstanding capital stock of the Company consists of common stock and three classes of convertible preferred stock. Series A Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate that would equal 4% of the total issued and outstanding common stock at the time of conversion on a fully diluted basis. Series C Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1000. Series A Preferred Shares have antidilution rights that result in the holders maintaining, collectively, a 4% interest in the Company on a common stock equivalency basis. The Company has given effect to these antidilution rights but the stated shares have not been issued. Series B Preferred Shares have a par value of $.001 and are convertible into common shares at a conversion rate of 1 to 1. Series A, B and C Preferred Shares are nonvoting. Series A Preferred Shares bear no dividend, while Series B and C Preferred Shares bear dividends at an annual rate of 1% of the subscription price when and if declared by the Board of Directors. All Preferred Shares have liquidation preferences relative to common shares. The holders of each series of preferred shares have the right to convert all, but not less than all, of the shares of each respective series of preferred shares into common stock at any time. All preferred shares automatically convert into common shares concurrent with the effectiveness of a registration statement prepared in connection with an underwritten public offering.

On June 1, 2001, the Company engaged eSAFETYWORLD to provide the Company with strategic planning and management consulting services as well as administrative support services. The Company has agreed to issue eSAFETYWORLD 700,000 shares of the Company's common stock in compensation for these services. As of December 31, 2001, 560,000 shares have been issued to and deposited in an escrow account in connection with services rendered by eSAFETYWORLD; compensation expense of $160,000 has been recorded to reflect these issuances. The Company valued these services at the fair value of the services rendered.

During the year ended December 31, 2001, the Company sold 200,000 shares of its common stock to an affiliate for $250,000.

On September 28, 2001, an unrelated third party purchased a total of 96,000 shares of the Company's common stock at a price of $1.25 per share for an aggregate purchase price of $120,000. That investor also received a warrant to purchase up to an additional 96,000 shares of the Company's common stock at a price of $1.25 per share. The warrant expires at the close of business on September 28, 2006. In lieu of exercising this warrant, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share. If the Company's shares are traded in a public market, the fair market value of the shares shall be the average closing price of the shares reported for the ten business days immediately before holder delivers

Corpfin.com, Inc.
Notes to Financial Statements (continued)

4. Shareholders' Equity (continued)

its Notice of Exercise to the Company. If the shares are not traded in a public market, the Company's board of directors shall determine fair market value in its reasonable good faith judgment.

On October 10, 2001, the Company adopted the Corpfin, Inc. 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables it to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of its common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options for 1,000,000 shares of common stock on October 10, 2001. These options are exercisable at $1.25, and have been adjusted for stock splits, and vest 33% on May 1, 2002 and on each of the two anniversary dates thereafter.

During the year the Company issued 560,000 shares of its common stock to members of its management and consultants. The Company valued these shares at approximately $0.57 per share and recorded compensation of $320,000.

During 2001, the Company received $80,000 in capital contributions from founding shareholders.

5. Related Party Transactions

During the first three months of 2000, the Company leased space under a lease agreement between an affiliate and an unrelated third party. The Company paid $ 11,856 to an affiliate for the first three months of 2000. During 2000, the Company shared the services of employees with affiliated entities. The Company compensates its employees based on their percentage of service to the Company. For the year ended December 31, 2000, the Company earned certain trading commissions from employees and family members of affiliated companies totaling $10,334. Also during the year ended December 31, 2000, the Company earned fee income from an affiliate for $168,000.

During the year ended December 31, 2001, the Company earned trading commissions from employees and family members of affiliated companies totaling $142,445. During the year ended ended December 31, 2001, the Company sold its client database to an affiliate for $80,000. As there was no accounting basis in the asset sold, the transaction resulted in revenue and a gain of $80,000.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

6. Net Capital Requirements

As a registered broker-dealer, Corpfin.com, Inc. is subject to the requirements of the Uniform Net Capital Rule 15c3-1 ("the Net Capital Rule") of the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a member firm to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. On December 31, 2001, Corpfin.com, Inc. had aggregate indebtedness of $8,079 and its net capital, as defined, was $134,502, which exceeded requirements by $34,503.

7. Commitments and Contingencies

The Company maintains no inventory of securities. When securities are purchased, the Company relies on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

In accordance with industry practice, customers and other dealers are not required to deliver cash or securities pursuant to securities transactions until settlement date. The Company is not exposed to risk of loss, other than the loss of commission income, should any counterparty to a securities transaction fail to fulfill his contractual obligation.

8. Operating Lease

During April 2000, the Company entered into a noncancelable lease agreement with a third party for office space.

Future minimum lease payments at December 31, 2001 were:

2002	$84,071
2003	64,788
Future minimum lease payments	$148,859

Rental expense for the year ended December 31, 2000 and 2001 was $98,342 and $89,854, respectively.

Corpfin.com, Inc.
Notes to Financial Statements (continued)

9. Correction of an Error

Subsequent to the issuance of the Company's audited financial statements for the year ended December 31, 2000, the Company discovered an error in its stock records. This error resulted in an understatement of the number of Preferred B shares issued as of December 31, 1999. The audited financial statements have been revised to reflect an additional 250,000 issued shares of Preferred B. This error impacted only the number of shares of preferred stock reported as outstanding and the allocation of proceeds between par value and additional paid-in capital. There was no change in total shareholders' equity or the results of operation.

10. Subsequent Event

On February 7, 2002, the Company's board of directors authorized a 1-for-2.5 reverse stock split of the Company's $.001 par value common stock. All references in the accompanying financial statements and notes, to the number of common shares and per-share amounts, have been restated to give effect to the reverse stock split.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company has a provision in its charter, by-laws, or other contracts providing for indemnification of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses payable by the Registrant in connection with the registration and distribution of the Common Stock registered hereby are as follows:

SEC filing fee	$ 294
Accounting fees	25,000
Legal and professional	7,500
Other	2,500
Total	$35,294

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years preceding the filing of this registration statement, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

1.   In April 1999, 19,400,000 shares of Common Stock were issued and sold for $246,111 in gross proceeds to four founders, and 15 shares of Series A Preferred Stock were issued and sold to one individual for services relating to an employment contract. The services were valued at $3,000.

2.   In August 1999, five shares of Series A Preferred Stock were issued and sold for $500,000 in gross proceeds to one accredited investor.

3.   In November and December 1999, 1,000,000 shares of Series B Preferred Stock were issued and sold for $799,970 in gross proceeds to two accredited investors.

4.   In January 2000, 500,000 shares of Series B Preferred Stock were issued and sold for $500,000 in gross proceeds to one accredited investor. In 2000, 200,000 shares of Common Stock were issued and sold for $100,000 in gross proceeds to an accredited investor, and 70,734 shares of common stock were issued for services valued at $35,367 to another accredited investor.   In November 2000, 250 shares of Series C Preferred Stock were issued and sold for $250,000 in gross proceeds to one accredited investor.

5.   In 2001, 280,000 shares of Common Stock were issued and sold for $350,000 in gross proceeds to two accredited investors. One such investor also received a warrant to purchase up to an additional 96,000 shares of the Company's Common Stock at a price of $1.25 per share. The warrant expires at the close of business on September 28, 2006. In lieu of exercising this warrant, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share. If the Company's shares are traded in a public market, the fair market value of the shares shall be the average closing price of the shares reported for the ten business days immediately before holder delivers its Notice of Exercise to the Company. If the shares are not traded in a public market, the Company's board of directors shall determine fair market value in its reasonable good faith judgment.

6.   On October 10, 2001 options were granted to eight employees pursuant to the Registrant's Stock Option Plan to purchase a total of 1,000,000 shares of common stock. One third of the options vest on May 1, 2002 with one third vesting on May 1, 2003 and one third vesting on May 1, 2004. The exercise price is $1.25 per share of common stock. The Company also issued 560,000 shares of Common Stock to key employees.

Each transaction with Registrant was negotiated in face-to-face discussions between executives of Registrant and each investor. Registrant provided each such investor with business and financial information. Each such investor had the opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of sophistication, education, business acumen, financial resources and position, each such investor had an equal or superior bargaining position in its dealings with Registrant. Each purchaser confirmed in writing that the securities were being acquired for investment and that the certificates evidencing the securities would bear a restrictive legend; such certificates do bear a restrictive legend. No underwriter participated in the foregoing transactions, and no underwriting discounts or commissions were paid.

The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

On February 7, 2002, Registrant effected a 1-for-2 1/2 stock split of its issued and outstanding common stock, which decreased its issued and outstanding shares from 52,660,735 shares to 21,064,294 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended. All previous references to the number of shares of common stock give retroactive effect to the reverse stock split, unless otherwise specified.

ITEM 27. EXHIBITS.

.

3.1   Amended Articles of Incorporation**
3.2   By-Laws*
4.1   Specimen of Certificate of Common Stock*
5.1   Opinion of Gary B. Wolff, P.C.**
10.1   Clearing agreement*
10.2   Stock option plan*
10.3   Lease for Office*
10.4   Consulting agreement – eSAFETYWORLD, Inc.*
10.5   First Amendment to Consulting Agreement with eSAFETYWORLD, Inc.**
10.6   Form of Series A Preferred Stock Purchase Agreement**
10.7   Form of Series B Preferred Stock Purchase Agreement**
10.8   Series C Preferred Stock Subscription Agreement**
10.9   Warrant Agreement*
23.1   Consent of Feldman Sherb & Co., P.C.**
23.2   Consent of Gary B. Wolff, P.C. (included in exhibit 5.1)**
    *Filed with initial filing of Registration Statement on Form SB-2
    ** Filed with this amendment.

The exhibits are not part of the prospectus and will not be distributed with the prospectus.

ITEM 28. UNDERTAKINGS.

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission hereto before or hereafter duly adopted pursuant to authority conferred in that section.

The Registrant further undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against `public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, State of Georgia, on the 15th day of March, 2002.

Corpfin.com, Inc.

By /s/ John C. Canouse

John C. Canouse, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ Jimmy B. Holton ------------------------------- Jimmy B. Holton	Director	March 15, 2002
/s/ Jose A. Auffant ------------------------------ Jose A. Auffant	Director	March 15, 2002
/s/ Jimmie N. Carter ------------------------------ Jimmie N. Carter	CFO	March 15, 2002

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION

Article I.   OF

CORPFIN.COM, INC.

Corpfin.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY as follows:

FIRST: The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with Section 242 of the Delaware General Corporation Law and has been consented to in writing by a majority of the stockholders in accordance with Section 228 of the Delaware General Corporation Law.   The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that the Certificate of Incorporation of the Corporation be amended by changing the first paragraph of Article IV thereof so that, as amended, the first paragraph of Article IV shall be and read as follows:

> The total number of shares of all classes of stock which the corporation has the authority to issue is One Hundred Million (100,000,000) shares, consisting of two classes: Ninety-Five Million (95,000,000) shares of Common Stock, $0.001 par value per share, and Five Million (5,000,000) shares of Preferred Stock, $0.001 par value per share. Upon the effective date of the amendment of this Article IV, each outstanding share of Series B Preferred Stock, Series C Preferred Stock and Common Stock as of that date shall be split and converted into 1/2.5 of a share, without any action necessary on the part of the stockholders.

SECOND: That thereafter, pursuant to resolution of the Corporation's Board of Directors, the amendment effected herein was authorized by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon by written consent in lieu of a meeting, in accordance with Section 228 of the Delaware General Corporation Law.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Corporation shall transfer the excess of the stated capital account over an amount equal to $0.001 per share for each share of Series B Preferred Stock, Series C Preferred Stock and Common Stock then outstanding, to the Corporation's capital surplus account, in accordance with Section 244(a)(4) of the Delaware General Corporation Law.

[signature page follows]

IN WITNESS THEREOF, Corpfin.com, Inc. has caused this certificate to be signed by the President and Chief Executive Officer, John C. Canouse, this 7th day of February 2002.

By: /s/ John C. Canouse
John C. Canouse
President and Chief Executive Officer

Exhibit 5.1 and 23.2
Opinion and Consent

March 8, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Corpfin.com Inc. ("Corpfin")
          Registration Statement on Form SB-2 File No. 333-74396
          Relating to shares of Corpfin's Common Stock, par value
          $.001 per share_ _____ _____

Gentlemen:

I have been requested by Corpfin, a Delaware corporation, to furnish you with my opinion as to the matters hereinafter set forth in connection with the above captioned registration statement (the "registration statement") covering the 892,000 post-split shares being registered for issuance to eSAFETYWORLD, Inc. ("eSW") to satisfy Corpfin's obligation under a consulting agreement with the understanding that eSW, in turn, will be distributing 700,000 shares to its stockholders in the manner set forth under the heading "The Distribution" in the above referenced registration statement and an additional 192,000 post-split shares being registered on behalf of Selling Shareholder - Harbour Nominees Ltd. - one-half of which represents shares underlying certain outstanding Warrants.

In connection with this opinion, I have examined the registration statement, the Certificate of Incorporation and By-Laws of Corpfin, each as amended to date, copies of the records of corporate proceedings of Corpfin, and copies of such other agreements, instruments and documents as I have deemed necessary to enable me to render the opinion hereinafter expressed.

Based upon and subject to the foregoing, I am of the opinion that the shares referred to above when issued in the manner described in the registration statement, will be legally issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as an exhibit to the registration statement and to the reference to my name under the caption "Legal Matters" in the prospectus included in the registration statement.

Very truly yours,

/Gary B Wolff/
Gary B. Wolff, P.C.

GBW:th

Exhibit 10.5

FIRST AMENDMENT TO CONSULTING AGREEMENT

This FIRST AMENDMENT TO CONSULTING AGREEMENT (this "Agreement") between eSAFETYWORLD, Inc. (the "Consultant") and Corpfin.com, Inc., a Delaware corporation (the "Company") is effective as of December 1, 2001.

W I T N E S S E T H:

WHEREAS, the parties entered into a Consulting Agreement, dated June 1, 2001 (the "Consulting Agreement"), whereby the Consultant agreed to provide certain consulting services to the Company; and

WHEREAS, the parties now wish to amend the Consulting Agreement as set forth hereinafter; and

NOW, THEREFORE, in consideration of these premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Restriction Agreement.

2.   Amendment to Section 6. Section 6 of the Consulting Agreement is hereby amended by deleting the last three sentences of the first paragraph and replacing them with the following:

"In recognition of the foregoing, the Company shall pay to Consultant a fixed fee of 1,750,000 shares of the Company's common stock. Such payment shall be made by the Company to Consultant as the services hereunder are provided to the Company, in increments as agreed upon by both parties at the end of each month."

3.   Counterparts. This Agreement may be executed in multiple counterparts which, taken as a whole, shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this First Amendment to Consulting Agreement as of the date first above written.

Article II.   CONSULTANT


eSAFETYWORLD, Inc.

By: ___/s/_____
        Ed A. Heil, President

COMPANY

CORPFIN.COM, INC.

By: ___/s/_____
        John C. Canouse, CEO and President


FORM OF SERIES A PREFERRED

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the **"Agreement"**), dated as of _____, 1999, by and among Corpfin.com, Inc., a Delaware corporation, with headquarters located at 3343 Peachtree Road, N.E., Suite 942, Atlanta, Georgia 30326 (the **"Company"**), and the investor listed on the Schedule of Buyers attached hereto (individually, a **"Buyer"** or collectively **"Buyers"**).

WHEREAS:

A.   The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration pursuant to Section 4(2) and/or Regulation D (**"Regulation D"**);

B.   The Company has authorized the following new series of its Preferred Stock, no par value per share (the **"Preferred Stock"**): the Company's Series A Convertible Preferred Stock (the **"Series A Preferred Shares"**), which shall be convertible into shares of the Company's Common Stock, no par value per share (the **"Common Stock"**) (as converted, the **"Conversion Shares"**), in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights of the Series A Preferred Shares, substantially in the form attached hereto as Exhibit "A" (the **"Certificate of Designations"**);

C.   The Buyers wish to purchase, upon the terms and conditions stated in this Agreement, an aggregate amount of up to 5 shares of Series A Preferred Stock (the **"Aggregate Amount"**) in the respective amounts and for the purchase price set forth opposite each Buyer's name on the Schedule of Buyers;

D. The Company shall be entitled to issue Preferred Stock, from time to time, up to the Aggregate Amount with no minimum number of such shares to be issued and sold by the Company at any time as further described herein.

NOW THEREFORE, the Company and the Buyers hereby agree as follows:

1.   PURCHASE AND SALE OF SERIES A PREFERRED STOCK.

        a.   Purchase of Series A Preferred Stock. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Buyers and the Buyers shall purchase from the Company an aggregate principal amount of 5 shares of Series A Preferred Stock, in the respective amounts set forth opposite each Buyer's name on the Schedule of Buyers (the **"Closing"**). It is the intent of the parties hereto that upon conversion of all 5 shares of Preferred Stock that the holders thereof will own in the aggregate a non-dilutable equity interest equal to **one percent (1%)** of the then issued outstanding shares of Common Stock of the Company as of immediately prior to such conversion.

b.   Closing Date. The date and time of the Closing (the **"Closing Date"**) shall be 10:00 a.m. Eastern Standard Time, within five (5) business days following the date hereof, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Section 6 below (or such later date as is mutually agreed to by the Company and the Buyers). The Closing shall occur on the Closing Date at the offices of Sims Moss Kline & Davis LLP, 400 Northpark Town Center, Suite 310, 1000 Abernathy Road, N.E., Atlanta, Georgia 30328.

c.   Form of Payment. On the Closing Date, the Company shall deliver to each Buyer, certificates representing such Series A Preferred Stock which such Buyer is then purchasing (as indicated opposite such Buyer's name on the Schedule of Buyers), duly executed on behalf of the Company and registered in the name of such Buyer or its designee (the **"Certificates"**).

2.   BUYER'S REPRESENTATIONS AND WARRANTEES.

Each Buyer represents and warrants with respect to only itself that:

a.   Investment Purpose. Such Buyer is acquiring the Series A Preferred Shares and, upon conversion of the Series A Preferred Shares, will acquire the Conversion Shares then issuable, for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any Series A Preferred Shares or Conversion Shares for any minimum or other specific term and reserves the right to dispose of Series A Preferred Shares or Conversion Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act of 1933, as amended (the **"1933 Act"**).

b.   Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D.

c.   Reliance on Exemptions. Such Buyer understands that the Series A Preferred Shares and the Conversion Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire such securities.

d.   Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Series A Preferred Shares and the

Conversion Shares, which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Section 3 below. Such Buyer understands that its investment in the Series A Preferred Shares and the Conversion Shares involves a high degree of risk and that the Buyer could experience a complete loss of his investment. Buyer has read and understands the risk factors of the company attached hereto as Exhibit "B". Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Series A Preferred Shares and the Conversion Shares.

e.   No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Series A Preferred Shares and the Conversion Shares, or the fairness or suitability of the investment in the Series A Preferred Shares and the Conversion Shares, nor have such authorities passed upon or endorsed the merits of the offering of the Series A Preferred Shares and the Conversion Shares.

f.   Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, subject as enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3 .   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that:

a.   Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole. A list of all of the Company's subsidiaries, all of which are wholly-owned by the Company, are set forth on Schedule 3(a) attached hereto.

b.   Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this

Agreement and any related agreements, and to issue the Series A Preferred Shares and the Conversion Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the issuance of the Series A Preferred Shares and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion or exercise thereof, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies, and (v) prior to the Closing Date, the Certificate of Designations has been filed with the Secretary of State of the State of Georgia and will be in full force and effect, enforceable against the Company in accordance with its terms.

c.   Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, of which as of the date hereof 48,500,000 shares were issued and outstanding, and 15 shares of Series A Preferred Stock ("Preferred Shares") were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(c), no shares of Common Stock or preferred stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in Schedule 3(c), as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the 1933 Act. Except for the Series A Preferred Shares, there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Series A Preferred Shares or the Conversion Shares as described in this Agreement. The Company has furnished to the Buyer true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the **"Certificate of Incorporation"**), and the Company's By-laws, as in effect on the date hereof (the **"By-laws"**), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

d.   Issuance of Securities. The Series A Preferred Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) validly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof and are entitled to the rights and preferences set forth in the Series A Preferred Shares. The Conversion Shares issuable upon conversion of the Series A Preferred Shares have been duly authorized and reserved for issuance. Upon conversion or exercise in accordance with the Series A Preferred Shares, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

e.   No Conflicts. Except as disclosed in Schedule 3(e), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences, and Rights of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or to the best of its knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the principal market or exchange on which the Common Stock is traded or listed) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in Schedule 3(e), neither the Company nor its subsidiaries is in violation of any term of or in default under its Certificate of Incorporation or Bylaws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or to the best of its knowledge any statute, rule or regulation applicable to the Company or its subsidiaries. To the best of its knowledge, the business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. Except as disclosed in Schedule 3(e), all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

f.   Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a material adverse effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein or (iii), except as expressly set forth in Schedule 3(f), have a material adverse effect on the business, operations, properties, financial condition or results of operation of the Company and its subsidiaries taken as a whole.

g. Acknowledgment Regarding Buyer's Purchase of Series A Preferred Shares. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by the Buyer or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer's purchase of the Series A Preferred Shares or the Conversion Shares. The Company further represents to the Buyer that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

h. No Undisclosed Events, Liabilities, Developments or Circumstances. To the best of its knowledge, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company or its subsidiaries or their respective business, properties, prospects, operations or financial condition, which could be material but which has not been publicly announced or disclosed in writing to the Buyer.

i. No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Series A Preferred Shares or the Conversion Shares.

j. No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Series A Preferred Shares or the Conversion Shares under the 1933 Act or cause this offering of Series A Preferred Shares or the Conversion Shares to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions.

k. Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company's or its subsidiaries' employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

l.   Intellectual Property Rights. To the best of its knowledge, the Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Except as set forth on Schedule 3(l), none of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets, or other intellectual property rights have expired or terminated, or are expected to expire or terminate in the near future. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, except as set forth on Schedule 3(l), there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

m.   Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Series A Preferred Shares are non-dilutable until the consummation of an initial public offering.   Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Series A Preferred Shares in accordance with this Agreement and the Certificate of Designations and the Series A Preferred Shares is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other present or future stockholders of the Company.

n.   Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

4.   COVENANTS.

a.   Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 5 and 6 of this Agreement.

b.   Form D. The Company agrees to file a Form D with respect to the Series A Preferred Shares and the Conversion Shares as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Series A Preferred Shares and the Conversion Shares for, or obtain exemption for the Series A Preferred Shares and the Conversion Shares for, sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date.

c.   Reporting Status. Once the Company becomes a reporting company pursuant to the 1933 Act, until the earlier of (i) the date as of which the Investors (as that term is defined in the Registration Rights Agreement) may sell all of the Conversion Shares without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto), or (ii) the date on which (A) the Investors shall have sold all the Conversion Shares and (B) none of the Series A Preferred Shares is outstanding (the **"Registration Period"**), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

d.   Use of Proceeds. The Company will use the proceeds from the sale of the Series A Preferred Shares for substantially the same purposes and in substantially the same amounts as indicated in Schedule 4(d).

e.   Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 200% of the number of shares of Common Stock needed to provide for the issuance of the Conversion Shares; provided that all shares of the Common Stock authorized and not otherwise reserved for other purposes as of the date hereof shall be reserved for the purpose of issuance of the Conversion Shares.

f.   Expenses. Each of the Company and the Buyer shall each pay all of its respective costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution and delivery of this Agreement and the Registration Rights Agreement.

g.   Authorized Shares of Common Stock, Reservation of Shares. The Company shall at all times, so long as any of the Series A Preferred Shares are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Shares, such number of shares of Common Stock equal to or greater than 200% of the number of shares of Common Stock for which are issuable upon conversion of all of the then outstanding Series A Preferred Shares which are then outstanding or which could be issued at any time under this Agreement or the Series A Preferred Shares.

h. Corporate Existence. So long as any Series A Preferred Shares remain outstanding, the Company shall not without the prior written consent of a majority of the holders of the Series A Preferred Stock then outstanding directly or indirectly consummate any merger, reorganization, restructuring, consolidation, sale of all or substantially all of the Company's assets or any similar transaction or related transactions (each such transaction, a **"Sale of the Company"**).

5. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Series A Preferred Shares to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

a. The Buyer shall have executed this Agreement and delivered the same to the Company.

b. The Certificate of Designations, which include the terms of the Series A Preferred Stock, shall have been filed by the Company and accepted by the Secretary of State of the State of Delaware.

c. The Buyer shall have delivered to the Company the Purchase Price for the Series A Preferred Shares being purchased by the Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

d. The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

e. Each of the Buyers shall have taken all necessary action to authorize the transactions contemplated by this Agreement.

6. CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

The obligation of the Buyer hereunder to purchase the Series A Preferred Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion:

a. The Company shall have executed this Agreement and delivered the same to the Buyer.

b.   The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer including, without limitation an update as of the Closing Date regarding the representation contained in Section 3(c) above.

c.   The Company shall at Closing execute and deliver to the Buyer the Certificates (in such denominations as the Buyer shall request) for the Series A Preferred Shares being purchased by the Buyer at the Closing.

d.   The Board of Directors of the Company shall have adopted the resolutions in substantially the form of Exhibit "C" attached hereto.

e.   As of the Closing Date, the Company shall as of the Closing Date have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Shares, such number of shares of Common Stock equal to or greater than 200% of the number of shares of Common Stock for which are issuable upon conversion of all of the Series A Preferred Shares which could be issued at any time under this Agreement or the Series A Preferred Shares.

7.   INDEMNIFICATION.

In consideration of the Buyer's execution and delivery of this Agreement and acquiring the Series A Preferred Shares and the Conversion Shares hereunder and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Series A Preferred Shares and the Conversion Shares and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the **"Indemnitees"**) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the **"Indemnified Liabilities"**), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Series A Preferred Shares or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Certificate of Designations, or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Indemnities, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Series A Preferred Shares or the status of the Buyer or holder of the Series A Preferred Shares or the Conversion Shares, as an investor in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

8. RESTRICTIONS ON TRANSFERABILITY OF SECURITIES; COMPLIANCE WITH SECURITIES ACT; REGISTRATION RIGHTS

a. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

(i) "Commission" shall mean the Securities and Exchange Commission.

(ii) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

(iii) "Holder" shall mean any purchaser holding Registrable Securities or Conversion Shares and any person holding Registrable Securities or Conversion Shares to whom the rights under this Section 8 have been transferred in accordance with Section 8 hereof.

(iv) "Registrable Securities" means (i) the Conversion Shares, and (ii) any Common Stock of the Company issued or issuable in respect of the Conversion Shares or other securities issued or issuable pursuant to the conversion of the Shares upon any recapitalization, or any Common Stock otherwise issued or issuable with respect to the Shares, provided, however, that shares of Common Stock or other securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold or are available for sale in the opinion of counsel to the Company in a single transaction exempt from the registration and prospectus delivery requirements of the 1933 Act so that all transfer restrictions and restrictive legends with respect thereto are or may be removed upon the consummation of such sale.

(v) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing with the Commission a registration statement in compliance with the 1933 Act, and the declaration or ordering of the effectiveness of such registration statement.

(vi)　"Registration Expenses" shall mean all expenses, except Selling Expenses as defined below and the costs and expenses of legal counsel to the holder of Registrable Securities, incurred by the Company in complying with Sections 8e, 8f and 8g hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company). Notwithstanding anything contained herein to the contrary, in no event shall the Company be obligated in connection with any one registration to pay more than $75,000 for the costs and expenses associated solely with the registration of the Common Stock held by the Holders.

(vii)　"Restricted Securities" shall mean the securities of the Company required to bear the legend set forth in Section 8c hereof.

(viii)　"Selling Expenses" shall mean all discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders and, except as set forth in the definition of Registration Expenses, all fees and disbursements of counsel for any Holder.

b.　Restrictions on Transferability. The Preferred Stock and the Conversion Shares shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in this Section 8, which conditions are intended to ensure compliance with the provisions of the 1933 Act. Each Holder will cause any proposed purchaser, assignee, transferee, or pledgee of the Preferred Stock or Conversion Shares held by a Holder to agree to take and hold such securities subject to the provisions and conditions of this Section 8.

c.　Restrictive Legend.   Each certificate representing (i) the Preferred Stock, (ii) the Conversion Shares and (iii) any other securities issued in respect of the Preferred Stock or the Conversion Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of Section 8d below) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT

NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

Each Holder consents to the Company making a notation on its records and giving instructions to any transfer agent of the Preferred Stock or the Conversion Shares in order to implement the restrictions on transfer established in this Section 8.

d.   Notice of Proposed Transfers.   The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 8d. Prior to any proposed sale, assignment, transfer or pledge of any Restricted Securities (other than (i) transfers not involving a change in beneficial ownership or (ii) transactions involving the distribution without consideration of Restricted Securities by any of the Holders to any of its partners, or retired partners, or to the estate of any of its partners or retired partners), unless there is in effect a registration statement under the 1933 Act covering the proposed transfer, the holder thereof shall give written notice to the Company of such holder's intention to effect such transfer, sale, assignment or pledge. Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall be accompanied, at such holder's expense by a written opinion of legal counsel who shall be, and whose legal opinion shall be, reasonably satisfactory to the Company addressed to the Company, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the 1933 Act. Each certificate evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to Rule 144, the appropriate restrictive legend set forth in Section 8c above, except that such certificate shall not bear such restrictive legend if in the opinion of counsel for such holder and the Company such legend is not required in order to establish compliance with any provision of the 1933 Act.

e.   Company Registration.

(i)   Notice of Registration.   If at any time or from time to time following the IPO (as defined in the Certificate of Designations) until termination of such registration rights as provided in Section 8 herein, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than a registration relating solely to employee benefit plans or a registration relating solely to a Commission Rule 145 transaction, the Company will:

(1) promptly give to each Holder written notice thereof; and

(2) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Holder.

(ii)   Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 8e(i)(1).   In such event the right of any Holder to registration pursuant to this Section 8e shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein.   All Holders proposing to distribute their securities through such underwriting shall (together with the Company and any other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company.   Notwithstanding any other provision of this Section 8.f., if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. The underwriter may also cut back the holders of Registrable Securities to a minimum of 20% of the total underwritten offering in the underwriter's sole discretion. The Company shall so advise all Holders and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement.   To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder or other shareholder to the nearest 100 shares. If any Holder or other shareholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 90 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require. The Company may include shares of Common Stock held by shareholders other than Holders in a registration statement pursuant to this Section 8f to the extent that the amount of Registrable Securities otherwise includible in such registration statement would not thereby be diminished.

f.   Registration Procedures.   In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 8, the Company will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will:

(i)   Prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for at least one hundred twenty (120) days, and prepare and file with the Commission such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for at least one hundred twenty (120) days, provided that no such registration shall constitute a shelf registration under Rule 415 or Rule 416 promulgated by the Commission under the 1933 Act;

(ii)   Enter into a written underwriting agreement in customary form and substance reasonably satisfactory to the Company, the Holders and the managing underwriter or underwriters of the public offering of such securities, if the offering is to be underwritten in whole or in part;

(iii)   Furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of correspondence to and from the Commission, the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters and Holders may reasonably request;

(iv)   Use its best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating Holders may reasonably request within ten (10) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified;

(v)   Notify the Holders (or if they have appointed an attorney-in-fact, such attorney-in-fact) participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(vi)   Notify such Holders or their attorney-in-fact promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information;

(vii)   Prepare and file with the Commission promptly upon the request of any such Holders, any amendments or supplements to such registration statement or prospectus which, in the reasonable opinion of counsel for such Holders, is required under the 1933 Act or the rules and regulations thereunder in connection with the distribution of the Registrable Securities by such Holders;

(viii)   Prepare and promptly file with the Commission, and promptly notify such Holders or their attorney-in-fact of the filing of, such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the 1933 Act, any event has occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which they were made;

(ix)   In case any of such Holders or any underwriter for any such Holders is required to deliver a prospectus at a time when the prospectus then in effect may no longer be used under the 1933 Act, prepare promptly upon request such amendment or amendments to such registration statement and such prospectuses as may be necessary to permit compliance with the requirements of the 1933 Act;

(x)   Advise such Holders or their attorney-in-fact, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

g.   Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish the Company such information regarding such Holder or Holders, the Registrable Securities held by them and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 8.

h.   Indemnification.

(i)   The Company will indemnify each Holder, each of its officers, directors and partners, and each person controlling such Holder within the meaning of Section 15 of the 1933 Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 8, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the 1933 Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the 1933 Act or any rule or regulation promulgated under the 1933 Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder, controlling person or underwriter and stated to be specifically for use therein.

(ii)   Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the 1933 Act, and each other such Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the 1933 Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of each Holder under this subsection (b) shall be limited to an amount equal to the initial public offering price of the shares sold by such Holder, unless such liability arises out of or is based on actual willful conduct by such Holder.

(iii)   Each party entitled to indemnification under this Section 8l (the **"Indemnified Party"**) shall give notice to the party required to provide indemnification (the **"Indemnifying Party"**) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a full release from all liability in respect to such claim or litigation.

i.   Transfer of Registration Rights.   The rights to cause the Company to register securities granted Holders under Sections 8 may be assigned to a transferee or assignee reasonably acceptable to the Company in connection with any transfer or assignment of Registrable Securities by a Holder provided that (i) such transfer may otherwise be effected in accordance with applicable securities laws and (ii) the transferee or assignee acquires at least 200,000 shares of Registrable Securities (excluding transfers to affiliates or partners of such transferors for which no limitation shall apply). Notwithstanding the foregoing, the rights to cause the Company to register securities may be assigned to any constituent partner of a Holder, without compliance with item (ii) above, provided written notice thereof is promptly given to the Company.

j.   Termination of Registration Rights. The registration obligations of the Company will terminate upon the earlier of (i) 2 years after the effective date of IPO, or (ii) with respect to any holder of registration rights hereunder, at such time as all Registrable Securities of such holder may be sold with a three month period pursuant to Rule 144.

9.   GOVERNING LAW: MISCELLANEOUS.

a.   Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Georgia without regard to the principles of conflict of laws. Buyer may at any time and at its option, whether or not an arbitration action is then pending, initiate a civil action for temporary and permanent injunctive and other equitable relief against Company. Company acknowledges that upon any breach of Buyer's conversion rights hereunder, Buyer's resulting injury may not be adequately compensated by a remedy at law. Accordingly, upon such breach, Buyer, at its election and without limitation of its other remedies, shall be entitled to pursue a claim for specific performance of this Agreement, and Company hereby waives the right to assert any defense thereto that Holder has an adequate remedy at law. The parties expressly consent to the jurisdiction and venue of the Superior Court of Fulton County, Georgia, and the United States District Court for the Northern District of Georgia, Atlanta Division for the adjudication of any civil action asserted pursuant to this paragraph.

       b.   <u>Counterparts</u>. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

       c.   <u>Headings</u>. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

       d.   <u>Severability</u>. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

       e.   <u>Entire Agreement, Amendments</u>. This Agreement supersedes all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

       f.   <u>Notices</u>. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

     3343 Peachtree Road, N.E., Suite 942
     Atlanta, Georgia 30326
     Attn: President

     Telephone: (404) 504-9129

Facsimile: (404) 504-9126

With a copy to:

Sims Moss Kline & Davis LLP
Suite 310
1000 Abernathy Road
Atlanta, Georgia 30328
Attn: Raymond L. Moss, Esq.

Telephone: (770) 481-7201
Facsimile: (770) 481-7210

If to the Buyer, to its address and facsimile number on the Schedule of Buyers, with copies to the Buyer's counsel as set forth on the Schedule of Buyers. Each party shall provide five (5) days' prior written notice to the other party of any change in address or facsimile number.

g.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer. The Buyer may assign its rights hereunder without the consent of the Company, provided, however, that any such assignment shall not release the Buyer from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption.

h.   No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

i.   Survival. Unless this Agreement is terminated under Section 9(l), the representations and warranties of the Company and the Buyer contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 8, and 9, the indemnification provisions set forth in Sections 7 and 8, shall survive the Closing. The Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

j.   Publicity. The Company and the Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although the Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof).

k.   Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

l.   Termination. In the event that the Closing shall not have occurred with respect to the Buyer on or before five (5) business days from the date hereof due to the Company's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party- provided, however, that if this Agreement is terminated pursuant to this Section 9l, the Company shall remain obligated to reimburse the Buyer for the expenses described in Section 4f above.

       m.   <u>Independent Advisors</u>. Each of the Company and the Buyers have retained their own legal counsel and tax advisors in connection with this transaction at their sole cost and expense. Each party has relied exclusively on the legal and tax advice given by their respective advisors.

       n.   <u>No Strict Construction</u>. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

"COMPANY"
CORPFIN.COM, INC.

By:
Name:
Its:

"BUYER"

_____

By:_____
Name:_____
Title:

SCHEDULE OF BUYERS

Buyer's Name	Address of Buyer	Number of Series A Preferred Shares	Aggregate Purchase Price

SCHEDULE 3(a)

Subsidiary

None.

SCHEDULE 3(c)

Capitalization

None.

SCHEDULE 3(e)

Conflicts

None.

SCHEDULE 3(f)

Litigation

None.

SCHEDULE 3(l)

Intellectual Property

None.

SCHEDULE 3(n)

Liens

None.

SCHEDULE 4(d)

Use of Proceeds

Working capital

FORM OF SERIES B PREFERRED

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the **"Agreement"**), dated as of _____, 1999, by and among Corpfin.com, Inc., a Delaware corporation, with headquarters located at 3343 Peachtree Road, N.E., Suite 942, Atlanta, Georgia 30326 (the **"Company"**), and the investor listed on the Schedule of Buyers attached hereto (individually, a **"Buyer"** or collectively **"Buyers"**).

WHEREAS:

A.   The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration pursuant to Section 4(2) and/or Regulation D (**"Regulation D"**);

B.   The Company has authorized the following new series of its Preferred Stock, no par value per share (the **"Preferred Stock"**): the Company's Series B Convertible Preferred Stock (the **"Series B Preferred Shares"**), which shall be convertible into shares of the Company's Common Stock, no par value per share (the **"Common Stock"**) (as converted, the **"Conversion Shares"**), in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights of the Series B Preferred Shares, substantially in the form attached hereto as Exhibit "A" (the **"Certificate of Designations"**);

C.   The Buyers wish to purchase, upon the terms and conditions stated in this Agreement, an aggregate amount of up to 2,500,000 shares of Series B Preferred Stock (the **"Aggregate Amount"**) in the respective amounts and for the purchase price set forth opposite each Buyer's name on the Schedule of Buyers;

D. The Company shall be entitled to issue Preferred Stock, from time to time, up to the Aggregate Amount with no minimum number of such shares to be issued and sold by the Company at any time as further described herein.

NOW THEREFORE, the Company and the Buyers hereby agree as follows:

1 .   <u>PURCHASE AND SALE OF SERIES B PREFERRED STOCK</u>.

      a.   <u>Purchase of Series B Preferred Stock</u>. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Buyers and the Buyers shall purchase from the Company an aggregate principal amount of 2,500,000 shares of Series B Preferred Stock, in the respective amounts set forth opposite each Buyer's name on the Schedule of Buyers (the **"Closing"**).

b.   Closing Date. The date and time of the Closing (the **"Closing Date"**) shall be 10:00 a.m. Eastern Standard Time, within five (5) business days following the date hereof, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Section 6 below (or such later date as is mutually agreed to by the Company and the Buyers). The Closing shall occur on the Closing Date at the offices of Sims Moss Kline & Davis LLP, 400 Northpark Town Center, Suite 310, 1000 Abernathy Road, N.E., Atlanta, Georgia 30328.

c.   Form of Payment. On the Closing Date, the Company shall deliver to each Buyer, certificates representing such Series B Preferred Stock which such Buyer is then purchasing (as indicated opposite such Buyer's name on the Schedule of Buyers), duly executed on behalf of the Company and registered in the name of such Buyer or its designee (the **"Certificates"**).

2.   BUYER'S REPRESENTATIONS AND WARRANTEES.

Each Buyer represents and warrants with respect to only itself that:

a.   Investment Purpose. Such Buyer is acquiring the Series B Preferred Shares and, upon conversion of the Series B Preferred Shares, will acquire the Conversion Shares then issuable, for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any Series B Preferred Shares or Conversion Shares for any minimum or other specific term and reserves the right to dispose of Series B Preferred Shares or Conversion Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act of 1933, as amended (the **"1933 Act"**).

b.   Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D.

c.   Reliance on Exemptions. Such Buyer understands that the Series B Preferred Shares and the Conversion Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire such securities.

d.   Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Series B Preferred Shares and the Conversion Shares, which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company.

Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Section 3 below. Such Buyer understands that its investment in the Series B Preferred Shares and the Conversion Shares involves a high degree of risk and that the Buyer could experience a complete loss of his investment. Buyer has read and understands the risk factors of the company attached hereto as Exhibit "B". Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Series B Preferred Shares and the Conversion Shares.

e.   No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Series B Preferred Shares and the Conversion Shares, or the fairness or suitability of the investment in the Series B Preferred Shares and the Conversion Shares, nor have such authorities passed upon or endorsed the merits of the offering of the Series B Preferred Shares and the Conversion Shares.

f.   Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, subject as enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3 .   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that:

a.   Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole. A list of all of the Company's subsidiaries, all of which are wholly-owned by the Company, are set forth on Schedule 3(a) attached hereto.

b.   Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, and to issue the Series B Preferred Shares and the Conversion Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the issuance of the Series B Preferred Shares and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion or exercise thereof, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies, and (v) prior to the Closing Date, the Certificate of Designations has been filed with the Secretary of State of the State of Georgia and will be in full force and effect, enforceable against the Company in accordance with its terms.

c.   Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, of which as of the date hereof 50,000,000 shares were issued and outstanding, and 35 shares of Series A Preferred Stock ("Series A Preferred Shares") were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(c), no shares of Common Stock or preferred stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in Schedule 3(c), as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the 1933 Act. Except for the Series A Preferred Shares, there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Series B Preferred Shares or the Conversion Shares as described in this Agreement. The Company has furnished to the Buyer true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the **"Certificate of Incorporation"**), and the Company's By-laws, as in effect on the date hereof (the **"By-laws"**), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

d.   Issuance of Securities. The Series B Preferred Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be (i) validly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof and are entitled to the rights and preferences set forth in the Series B Preferred Shares. The Conversion Shares issuable upon conversion of the Series B Preferred Shares have been duly authorized and reserved for issuance. Upon conversion or exercise in accordance with the Series B Preferred Shares, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

      e.   <u>No Conflicts</u>. Except as disclosed in Schedule 3(e), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences, and Rights of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or to the best of its knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the principal market or exchange on which the Common Stock is traded or listed) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in Schedule 3(e), neither the Company nor its subsidiaries is in violation of any term of or in default under its Certificate of Incorporation or Bylaws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or to the best of its knowledge any statute, rule or regulation applicable to the Company or its subsidiaries. To the best of its knowledge, the business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. Except as disclosed in Schedule 3(e), all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

      f.   <u>Absence of Litigation</u>. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a material adverse effect on the transactions contemplated hereby (ii) adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement or any of the documents contemplated herein or (iii), except as expressly set forth in Schedule 3(f), have a material adverse effect on the business, operations, properties, financial condition or results of operation of the Company and its subsidiaries taken as a whole.

g.   Acknowledgment Regarding Buyer's Purchase of Series B Preferred Shares. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by the Buyer or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer's purchase of the Series B Preferred Shares or the Conversion Shares. The Company further represents to the Buyer that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

h.   No Undisclosed Events, Liabilities, Developments or Circumstances. To the best of its knowledge, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Company or its subsidiaries or their respective business, properties, prospects, operations or financial condition, which could be material but which has not been publicly announced or disclosed in writing to the Buyer.

i.   No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Series B Preferred Shares or the Conversion Shares.

j.   No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Series B Preferred Shares or the Conversion Shares under the 1933 Act or cause this offering of Series B Preferred Shares or the Conversion Shares to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions.

k.   Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company's or its subsidiaries' employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

l.   Intellectual Property Rights. To the best of its knowledge, the Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Except as set forth on Schedule 3(l), none of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets, or other intellectual property rights have expired or terminated, or are expected to expire or terminate in the near future. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, except as set forth on Schedule 3(l), there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

m.   Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Series A Preferred Shares are non-dilutable until the consummation of an initial public offering.   Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Series A Preferred Shares in accordance with this Agreement and the Certificate of Designations and the Series A Preferred Shares is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other present or future stockholders of the Company.

n.   Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

4.   COVENANTS.

a.   Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 5 and 6 of this Agreement.

b.   Form D. The Company agrees to file a Form D with respect to the Series B Preferred Shares and the Conversion Shares as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Series B Preferred Shares and the Conversion Shares for, or obtain exemption for the Series B Preferred Shares and the Conversion Shares for, sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date.

        c.   Reporting Status. Once the Company becomes a reporting company pursuant to the 1933 Act, until the earlier of (i) the date as of which the Investors (as that term is defined in the Registration Rights Agreement) may sell all of the Conversion Shares without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto), or (ii) the date on which (A) the Investors shall have sold all the Conversion Shares and (B) none of the Series B Preferred Shares is outstanding (the **"Registration Period"**), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

        d.   Use of Proceeds. The Company will use the proceeds from the sale of the Series B Preferred Shares for substantially the same purposes and in substantially the same amounts as indicated in Schedule 4(d).

        e.   Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 200% of the number of shares of Common Stock needed to provide for the issuance of the Conversion Shares; provided that all shares of the Common Stock authorized and not otherwise reserved for other purposes as of the date hereof shall be reserved for the purpose of issuance of the Conversion Shares.

        f.   Expenses. Each of the Company and the Buyer shall each pay all of its respective costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution and delivery of this Agreement and the Registration Rights Agreement.

        g.   Authorized Shares of Common Stock, Reservation of Shares. The Company shall at all times, so long as any of the Series B Preferred Shares are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Shares, such number of shares of Common Stock equal to or greater than 200% of the number of shares of Common Stock for which are issuable upon conversion of all of the then outstanding Series B Preferred Shares which are then outstanding or which could be issued at any time under this Agreement or the Series B Preferred Shares.

        h.   Corporate Existence. So long as any Series B Preferred Shares remain outstanding, the Company shall not without the prior written consent of a majority of the holders of the Series B Preferred Stock then outstanding directly or indirectly consummate any merger, reorganization, restructuring, consolidation, sale of all or substantially all of the Company's assets or any similar transaction or related transactions (each such transaction, a **"Sale of the Company"**).

5.   CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Series B Preferred Shares to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

a.   The Buyer shall have executed this Agreement and delivered the same to the Company.

b.   The Certificate of Designations, which include the terms of the Series B Preferred Stock, shall have been filed by the Company and accepted by the Secretary of State of the State of Delaware.

c.   The Buyer shall have delivered to the Company the Purchase Price for the Series B Preferred Shares being purchased by the Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

d.   The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

e.   Each of the Buyers shall have taken all necessary action to authorize the transactions contemplated by this Agreement.

6.   CONDITIONS TO THE BUYER'S OBLIGATION TO PURCHASE.

The obligation of the Buyer hereunder to purchase the Series B Preferred Shares at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion:

a.   The Company shall have executed this Agreement and delivered the same to the Buyer.

b.   The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer including, without limitation an update as of the Closing Date regarding the representation contained in Section 3(c) above.

c.   The Company shall at Closing execute and deliver to the Buyer the Certificates (in such denominations as the Buyer shall request) for the Series B Preferred Shares being purchased by the Buyer at the Closing.

d.   The Board of Directors of the Company shall have adopted the resolutions in substantially the form of Exhibit "C" attached hereto.

e.   As of the Closing Date, the Company shall as of the Closing Date have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Shares, such number of shares of Common Stock equal to or greater than 200% of the number of shares of Common Stock for which are issuable upon conversion of all of the Series B Preferred Shares which could be issued at any time under this Agreement or the Series B Preferred Shares.

7.   <u>INDEMNIFICATION</u>.

In consideration of the Buyer's execution and delivery of this Agreement and acquiring the Series B Preferred Shares and the Conversion Shares hereunder and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Series B Preferred Shares and the Conversion Shares and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the **"Indemnitees"**) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the **"Indemnified Liabilities"**), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Series B Preferred Shares or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, the Certificate of Designations, or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Indemnities, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Series B Preferred Shares or the status of the Buyer or holder of the Series B Preferred Shares or the Conversion Shares, as an investor in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

8. RESTRICTIONS ON TRANSFERABILITY OF SECURITIES; COMPLIANCE WITH SECURITIES ACT; REGISTRATION RIGHTS

a. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

(i) "Commission" shall mean the Securities and Exchange Commission.

(ii) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

(iii) "Holder" shall mean any purchaser holding Registrable Securities or Conversion Shares and any person holding Registrable Securities or Conversion Shares to whom the rights under this Section 8 have been transferred in accordance with Section 8 hereof.

(iv) "Registrable Securities" means (i) the Conversion Shares, and (ii) any Common Stock of the Company issued or issuable in respect of the Conversion Shares or other securities issued or issuable pursuant to the conversion of the Shares upon any recapitalization, or any Common Stock otherwise issued or issuable with respect to the Shares, provided, however, that shares of Common Stock or other securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold or are available for sale in the opinion of counsel to the Company in a single transaction exempt from the registration and prospectus delivery requirements of the 1933 Act so that all transfer restrictions and restrictive legends with respect thereto are or may be removed upon the consummation of such sale.

(v) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing with the Commission a registration statement in compliance with the 1933 Act, and the declaration or ordering of the effectiveness of such registration statement.

(vi) "Registration Expenses" shall mean all expenses, except Selling Expenses as defined below and the costs and expenses of legal counsel to the holder of Registrable Securities, incurred by the Company in complying with Sections 8e, 8f and 8g hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company). Notwithstanding anything contained herein to the contrary, in no event shall the Company be obligated in connection with any one registration to pay more than $75,000 for the costs and expenses associated solely with the registration of the Common Stock held by the Holders.

(vii)   "Restricted Securities" shall mean the securities of the Company required to bear the legend set forth in Section 8c hereof.

(viii)   "Selling Expenses" shall mean all discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Holders and, except as set forth in the definition of Registration Expenses, all fees and disbursements of counsel for any Holder.

b.   Restrictions on Transferability. The Preferred Stock and the Conversion Shares shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in this Section 8, which conditions are intended to ensure compliance with the provisions of the 1933 Act. Each Holder will cause any proposed purchaser, assignee, transferee, or pledgee of the Preferred Stock or Conversion Shares held by a Holder to agree to take and hold such securities subject to the provisions and conditions of this Section 8.

c.   Restrictive Legend.   Each certificate representing (i) the Preferred Stock, (ii) the Conversion Shares and (iii) any other securities issued in respect of the Preferred Stock or the Conversion Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of Section 8d below) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

Each Holder consents to the Company making a notation on its records and giving instructions to any transfer agent of the Preferred Stock or the Conversion Shares in order to implement the restrictions on transfer established in this Section 8.

d.   Notice of Proposed Transfers.   The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 8d. Prior to any proposed sale, assignment, transfer or pledge of any Restricted Securities (other than (i) transfers not involving a change in beneficial ownership or (ii) transactions involving the distribution without consideration of Restricted Securities by any of the Holders to any of its partners, or retired partners, or to the estate of any of its partners or retired partners), unless there is in effect a registration statement under the 1933 Act covering the proposed transfer, the holder thereof shall give written notice to the Company of such holder's intention to effect such transfer, sale, assignment or pledge. Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall be accompanied, at such holder's expense by a written opinion of legal counsel who shall be, and whose legal opinion shall be, reasonably satisfactory to the Company addressed to the Company, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the 1933 Act. Each certificate evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to Rule 144, the appropriate restrictive legend set forth in Section 8c above, except that such certificate shall not bear such restrictive legend if in the opinion of counsel for such holder and the Company such legend is not required in order to establish compliance with any provision of the 1933 Act.

e.   Company Registration.

(i)   Notice of Registration.   If at any time or from time to time following the IPO (as defined in the Certificate of Designations) until termination of such registration rights as provided in Section 8 herein, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than a registration relating solely to employee benefit plans or a registration relating solely to a Commission Rule 145 transaction, the Company will:

(1) promptly give to each Holder written notice thereof; and

(2) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Holder.

(ii)   Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 8e(i)(1).   In such event the right of any Holder to registration pursuant to this Section 8e shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein.   All Holders proposing to distribute their securities through such underwriting shall (together with the Company and any other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company.   Notwithstanding any other provision of this Section 8.f., if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. The underwriter may also cut back the holders of Registrable Securities to a minimum of 20% of the total underwritten offering in the underwriter's sole discretion. The Company shall so advise all Holders and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement.   To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder or other shareholder to the nearest 100 shares. If any Holder or other shareholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 90 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require. The Company may include shares of Common Stock held by shareholders other than Holders in a registration statement pursuant to this Section 8f to the extent that the amount of Registrable Securities otherwise includible in such registration statement would not thereby be diminished.

     f.   <u>Registration Procedures</u>.   In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 8, the Company will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will:

     (i)   Prepare and file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for at least one hundred twenty (120) days, and prepare and file with the Commission such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for at least one hundred twenty (120) days, provided that no such registration shall constitute a shelf registration under Rule 415 or Rule 416 promulgated by the Commission under the 1933 Act;

(ii)   Enter into a written underwriting agreement in customary form and substance reasonably satisfactory to the Company, the Holders and the managing underwriter or underwriters of the public offering of such securities, if the offering is to be underwritten in whole or in part;

(iii)   Furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of correspondence to and from the Commission, the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters and Holders may reasonably request;

(iv)   Use its best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating Holders may reasonably request within ten (10) days prior to the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified;

(v)   Notify the Holders (or if they have appointed an attorney-in-fact, such attorney-in-fact) participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(vi)   Notify such Holders or their attorney-in-fact promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information;

(vii)   Prepare and file with the Commission promptly upon the request of any such Holders, any amendments or supplements to such registration statement or prospectus which, in the reasonable opinion of counsel for such Holders, is required under the 1933 Act or the rules and regulations thereunder in connection with the distribution of the Registrable Securities by such Holders;

(viii)   Prepare and promptly file with the Commission, and promptly notify such Holders or their attorney-in-fact of the filing of, such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the 1933 Act, any event has occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which they were made;

(ix)   In case any of such Holders or any underwriter for any such Holders is required to deliver a prospectus at a time when the prospectus then in effect may no longer be used under the 1933 Act, prepare promptly upon request such amendment or amendments to such registration statement and such prospectuses as may be necessary to permit compliance with the requirements of the 1933 Act;

(x)   Advise such Holders or their attorney-in-fact, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

g.   <u>Information by Holder</u>. The Holder or Holders of Registrable Securities included in any registration shall furnish the Company such information regarding such Holder or Holders, the Registrable Securities held by them and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 8.

h.   <u>Indemnification</u>.

(i)   The Company will indemnify each Holder, each of its officers, directors and partners, and each person controlling such Holder within the meaning of Section 15 of the 1933 Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 8, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the 1933 Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the 1933 Act or any rule or regulation promulgated under the 1933 Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers and directors, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder, controlling person or underwriter and stated to be specifically for use therein.

(ii)	Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the 1933 Act, and each other such Holder, each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the 1933 Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of each Holder under this subsection (b) shall be limited to an amount equal to the initial public offering price of the shares sold by such Holder, unless such liability arises out of or is based on actual willful conduct by such Holder.

(iii)	Each party entitled to indemnification under this Section 8l (the **"Indemnified Party"**) shall give notice to the party required to provide indemnification (the **"Indemnifying Party"**) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a full release from all liability in respect to such claim or litigation.

i.   Transfer of Registration Rights.   The rights to cause the Company to register securities granted Holders under Sections 8 may be assigned to a transferee or assignee reasonably acceptable to the Company in connection with any transfer or assignment of Registrable Securities by a Holder provided that (i) such transfer may otherwise be effected in accordance with applicable securities laws and (ii) the transferee or assignee acquires at least 200,000 shares of Registrable Securities (excluding transfers to affiliates or partners of such transferors for which no limitation shall apply). Notwithstanding the foregoing, the rights to cause the Company to register securities may be assigned to any constituent partner of a Holder, without compliance with item (ii) above, provided written notice thereof is promptly given to the Company.

j.   Termination of Registration Rights. The registration obligations of the Company will terminate upon the earlier of (i) 2 years after the effective date of IPO, or (ii) with respect to any holder of registration rights hereunder, at such time as all Registrable Securities of such holder may be sold with a three month period pursuant to Rule 144.

9.   GOVERNING LAW: MISCELLANEOUS.

a.   Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Georgia without regard to the principles of conflict of laws. Buyer may at any time and at its option, whether or not an arbitration action is then pending, initiate a civil action for temporary and permanent injunctive and other equitable relief against Company. Company acknowledges that upon any breach of Buyer's conversion rights hereunder, Buyer's resulting injury may not be adequately compensated by a remedy at law. Accordingly, upon such breach, Buyer, at its election and without limitation of its other remedies, shall be entitled to pursue a claim for specific performance of this Agreement, and Company hereby waives the right to assert any defense thereto that Holder has an adequate remedy at law. The parties expressly consent to the jurisdiction and venue of the Superior Court of Fulton County, Georgia, and the United States District Court for the Northern District of Georgia, Atlanta Division for the adjudication of any civil action asserted pursuant to this paragraph.

b.   Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

c.   Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

d.   Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

e.   Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

f.   Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

    3343 Peachtree Road, N.E., Suite 942
    Atlanta, Georgia 30326
    Attn: President

    Telephone: (404) 504-9129
    Facsimile: (404) 504-9126

With a copy to:

Sims Moss Kline & Davis LLP
Suite 310
1000 Abernathy Road
Atlanta, Georgia 30328
Attn: Raymond L. Moss, Esq.

Telephone: (770) 481-7201
Facsimile: (770) 481-7210

If to the Buyer, to its address and facsimile number on the Schedule of Buyers, with copies to the Buyer's counsel as set forth on the Schedule of Buyers. Each party shall provide five (5) days' prior written notice to the other party of any change in address or facsimile number.

        g.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer. The Buyer may assign its rights hereunder without the consent of the Company, provided, however, that any such assignment shall not release the Buyer from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption.

        h.   No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

        i.   Survival. Unless this Agreement is terminated under Section 9(l), the representations and warranties of the Company and the Buyer contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 8, and 9, the indemnification provisions set forth in Sections 7 and 8, shall survive the Closing. The Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

        j.   Publicity. The Company and the Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although the Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof).

        k.   Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        l.   Termination. In the event that the Closing shall not have occurred with respect to the Buyer on or before five (5) business days from the date hereof due to the Company's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party- provided, however, that if this Agreement is terminated pursuant to this Section 9l, the Company shall remain obligated to reimburse the Buyer for the expenses described in Section 4f above.

       m.   <u>Independent Advisors</u>. Each of the Company and the Buyers have retained their own legal counsel and tax advisors in connection with this transaction at their sole cost and expense. Each party has relied exclusively on the legal and tax advice given by their respective advisors.

       n.   <u>No Strict Construction</u>. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

IN WITNESS WHEREOF, the Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

"COMPANY"
CORPFIN.COM, INC.

By:
Name:
Its:

"BUYER"

_____

By:_____
Name:_____
Title:

SCHEDULE OF BUYERS

Buyer's Name	Address of Buyer	Number of Series B Preferred Shares	Aggregate Purchase Price

SCHEDULE 3(a)

Subsidiary

None.

SCHEDULE 3(c)

Capitalization

None.

SCHEDULE 3(e)

Conflicts

None.

SCHEDULE 3(f)

Litigation

None.

SCHEDULE 3(l)

Intellectual Property

None.

SCHEDULE 3(n)

Liens

None.

SCHEDULE 4(d)

Use of Proceeds

Working capital

SUBSCRIPTION AGREEMENT AND INVESTMENT LETTER

As of November 30, 2000

Corpfin.com, Inc.
3353 Peachtree Road
Suite 942
Atlanta, Georgia 30326

Dear Sir:

1.   Subscription for Stock. The undersigned hereby subscribes for and agrees to purchase a total of 250 shares of the Series C Convertible Preferred Stock (the "Securities") of Corpfin.com, Inc., a Delaware corporation (the "Company"), at the price of $1,000 per share, aggregating $250,000.

2.   No Registration. The undersigned understands that the Securities have not been and will not be registered under (i) the Federal Securities Act of 1933, as amended (the "1933 Act"), on the ground that this transaction is exempt from such registration under Section 4(2) thereof as part of an issue not involving a public offering, (ii) the Georgia Securities Act of 1973, as amended (the "Georgia Act"), on the ground that this transaction is exempt from registration under Section 10-5-9(13) of the Official Code of Georgia Annotated, and (iii) any other securities law. The undersigned understands that reliance by the Company on such exemptions is predicated in part on the undersigned's representations contained in this letter.

3.   Representations and Warranties. The undersigned represents and warrants to, and covenants and agrees with, the Company as follows:

        (a)   Investment Intent. The undersigned is purchasing the Securities for the undersigned's own account, with the intention of holding such Securities for investment and not with the intention of participating, directly or indirectly, in any resale or distribution of the Securities. The undersigned covenants not to transfer, pledge or assign the Securities to any person or entity (other than an entity owned or controlled by the undersigned or the immediate family of the undersigned) without the prior written consent of the Company.

        (b)   Limitations on Resale. The undersigned understands that the Company is under no obligation (i) to register the Securities under the 1933 Act, the Georgia Act, or any other state securities act or (ii) to comply with the requirements for any exemption which might otherwise be available thereunder. Further, the undersigned acknowledges that the Company has made no agreement to register the Securities under any such laws or to take action to provide for the future availability of any exemption thereunder. The undersigned understands and agrees that the Company may refuse to permit the undersigned to sell, transfer, or otherwise dispose of the Securities, unless such transfer or other disposition is made either pursuant to an effective registration statement filed pursuant to said laws, or pursuant to an applicable exemption therefrom and as to which exemption the undersigned has furnished an opinion of counsel, satisfactory to counsel for the Company, to the effect that such exemption is valid and subsisting. In this regard, the undersigned acknowledges and understands that Rule 144 promulgated under the 1933 Act (which permits routine sales of limited amounts of securities in accordance with the provisions of said Rule) is not now available to the holders of the Company's securities (including the Securities) and that it is unlikely that Rule 144 will become available to the holders of the Company's securities in the foreseeable future.

(c)   Stop Transfer Instructions; Legends. The undersigned understands and agrees that stop-transfer instructions may be noted on the appropriate records of the Company, and that there will be placed on the certificates for the Securities, or any substitutions therefor, a legend stating in substance:

The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "Federal Act"), in reliance upon the exemption from registration provided by section 4(2) of the Federal Act and have not been registered under the securities laws of applicable states in reliance upon applicable exemptions from registration under the securities laws of such states. These shares have been acquired for investment purposes only and may not be offered for sale, hypothecated, sold or transferred, nor will any assignee or transferee thereof be recognized by the Corporation as having any interest in these shares, in the absence of (i) an effective registration statement with respect to the shares under the Federal Act and applicable state securities laws or (ii) compliance with applicable exemptions from registration under the Federal Act and applicable state securities laws. The Corporation may, if it deems appropriate in its sole discretion, require an opinion of counsel satisfactory to the Corporation that the offer, sale, hypothecation or transfer of these shares is exempt from registration under the Federal Act and applicable state securities laws.

The shares evidenced by this certificate have been issued and sold in reliance on paragraph (13) of code section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such Act or pursuant to an effective registration under such Act.

(d)   Risk Factors. The undersigned understands and acknowledges that (i) the Securities are not readily marketable, (ii) the Company has only recently commenced operations, has a short financial history and cannot give any assurance that it will operate profitably, and (iii) there is a significant degree of risk in investing in the Securities. The undersigned is able to bear the economic risk of the loss of the undersigned's entire investment in the Securities.

(e)   Knowledge and Experience; Financial Capability and Net Worth. The undersigned has (i) such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the investment in the Securities, (ii) had such risks explained to the undersigned and has determined that such investment is suitable for the undersigned in view of the undersigned's financial circumstances and available investment opportunities, (iii) sufficient net worth and income to bear the economic risk of this investment, and (iv) no need for liquidity of the investment and no reason to anticipate any change in the undersigned's financial circumstances which may cause or require any sale, transfer or other distribution of the Securities. Further, the undersigned acknowledges that the Company has provided the undersigned access to all Company records and has answered all of the undersigned's inquiries.

(f)   No Public Solicitation. The undersigned knows of no public solicitation or advertisement of an offer in connection with the sale to the undersigned of the Securities.

(g)   Indemnity for Misrepresentation; Rejection. The undersigned agrees to hold the Company and its officers, directors, and controlling persons (as defined in the 1933 Act) harmless from and against all expenses, liabilities and damages (including attorney's fees) deriving from the sale or disposition of the Securities in a manner in violation of the 1933 Act, the Georgia Act or any other applicable state securities law, which may be suffered by any such person by reason of any breach or falsity of any of the undersigned's representations contained herein.   The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever, notwithstanding the Company's prior execution below.

Very truly yours,

CACHE CAPITAL (USA) L.P.

By: /s/ Joseph C. Canouse
        Joseph C. Canouse
        Investment Manager
        3343 Peachtree Road
        Suite 500
        Atlanta, GA 30326

Accepted and agreed to as of this 30th day of November, 2000

CORPFIN.COM, INC.

By: /s/ John C. Canouse
        John C. Canouse
        Chief Executive Officer

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 7, 2002 in the Registration Statement (Form SB-2 No. 333-74396) and related Prospectus of Corpfin.com, Inc. for the registration of 892,000 shares of its common stock.

/s/ Feldman, Sherb & Co., PC

New York, NY
March 13, 2002